1

               SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                       --------------------

                           FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934


                      SunVest Resorts, Inc.
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)


                Florida                         65-0693150
     ------------------------------        ------------------
     (State or Other Jurisdiction of         (I.R.S. Employer
     Incorporation or Organization)        Identification No.)


   307 South 21st Avenue, Hollywood, Florida        33020
   -----------------------------------------     ----------
     (Address of Principal Executive Offices)     (Zip Code)

                           (954) 922-6070
       ------------------------------------------------
       (Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

                                         Name of Each Exchange
      Title of Each Class                 on Which Registered
      -------------------                ---------------------
             None                                 None
      ___________________                _____________________

Securities registered under Section 12(g) of the Exchange Act:

                   Common Stock, $.02 par value
                   ----------------------------
                         (Title of Class)


                                 Part 1
                             (Alternative 2)

Item 6.  DESCRIPTION OF BUSINESS

General

     SunVest Resorts, Inc., a Florida corporation (the "Company"), was created on August 6, 1996, through the merger of Telshare International, Inc., a publicly-held Delaware corporation, and two Florida corporations, Colony Plaza Development, Inc. ("Colony"), and Cove Development, Inc.("Cove"). Teleshare International, Inc., had ceased operations in 1988, but maintained its publicly held status. As a result of the merger, the shareholders of Colony and Cove, Harvey Birdman, Diane Birdman, Louis Birdman, Herbert Hirsch and Bonita Hirsch (collectively, the "HB Group"), acquired 8,000,000 out of 8,866,000 shares of common stock outstanding, or 90.12% of the outstanding stock of the Company. At the time of the merger, Colony owned a newly acquired 302-room resort hotel called Colony Plaza and located in Ocoee, west of Orlando, Florida, and Cove owned a newly-acquired 173-room resort hotel called Pirates Cove and located in Daytona Beach Shores, Florida. The Company conducts all of its activities strictly through subsidiaries and, as used herein, the term "Company" refers to SunVest Resorts, Inc. acting through one or more subsidiary, unless the context indicates otherwise.

     The HB Group, the members of which constitute the management of the Company, See, Directors, Executive Officers and Significant Employees, has engaged in the business of acquiring, renovating and converting hotels into resort hotel condominiums ("condotels") and multi-family rental projects into primary and second home condominium communities for the last ten years. Through the end of 1998, the HB Group had converted, including ongoing projects, 17 condotels and multi-family projects, containing approximately 2300 units with an estimated aggregate sell-out price of $106 million.

Current Business and Properties

     The Company converts hotels into condotels and develops large-scale age-focused communities called "active adult communities (AACs)." All of the Company's current projects are located in Florida.

     Condotels

     Conversion into condotels is accomplished through the purchase and renovation of resort hotels. A typical project consists of substantial interior and exterior renovation and upgrading of the existing property through the installation of kitchens, and other condominium amenities, upgrading bathrooms and renovation of the common areas such as the front desk, swimming pool, tennis courts, restaurant, lounge, gift shop and laundry facility.

     Typically, the Company retains ownership and responsibility for the operation of the front desk, restaurant, lounge and gift shop (the "Commercial Component". The Company outsources property maintenance, laundry, rental and resale agent services to organizations experienced in hotel/condominium management. Generally, such organizations manage the units for the owners and retain 55% of the total rental income and pay 45% of the total rental income to the unit owners. The Company receives 3% of the gross revenue from rental operations and 5% of the gross revenue from food and beverage operations.

     Since 1996, the Company has converted Colony Plaza and PiratesCove. Colony's total investment in Colony Plaza was approximately $6.25 million financed by means of a $1,548,000 first mortgage loan from BankAtlantic FSB, Ft. Lauderdale, Florida ("BankAtlantic"), personally guaranteed by members of the HB Group, and a three-year, 18% second mortgage loan from Mortgage Investment Group 9, Ltd., a Florida limited partnership ("MIG-9"). The general partner of MIG-9, owning a 1% general partnership interest, is an entity owned by the HB Group; the members of the HB Group have also purchased 18% of the limited partnership interests in MIG-9 at the same price as the other limited partners. In 1996, some of the units at Colony Plaza were transferred by Colony to Holiday Vacation Ventures, a Florida general partnership ("HVV"), in exchange for a 65% partnership interest. HVV, in turn, sold timeshare interests in such units. As of September 30, 1999, Colony owned the Commercial Component of Colony Plaza and HVV owned approximately 200 weeks in timeshare interests.

     Cove's total investment in Pirates Cove was approximately $5.4 million, financed by means of a $1,258,000 first mortgage loan from BankAtlantic, personally guaranteed by members of the HB Group, and a $1,300,000 second mortgage loan from Mortgage Investment Group 10, Ltd. ("MIG-10"). MIG-10 has been structured identically to MIG-9. As of September 30, 1999, the assets of Cove consisted of the Commercial Component of Pirates Cove and eight (8) unsold condotel units.

     Active Adult Communities

     AAC's are large-scale master planned communities for active adults age 55 and over. A typical AAC is a complex of individually-owned garden style or multi-story residences, with resort-type amenities, such as swimming pool, tennis court and fitness center, as well as amenities associated with permanent residence, such as community center, hobby rooms, and convenience store. AACs are a segment of the resort market experiencing above-average growth due to the general aging of the U.S. population with the number of Americans over age 55 projected to grow to 75 million by 2010. The resulting increase in demand for AAC units is projected to occur as "baby boomers" acquire second homes to be used as eventual retirement residences.

     The Company entered the AAC business in late 1998 by acquiring, through a wholly-owned Florida limited liability company, Lakeshore Club Development LC ("Lakeshore LC"), Lakeshore Club. Lakeshore Club is a complex of 500 already existing garden-style units set on 110 acres in Fedhaven, Polk County, Florida, 10 miles east of Lake Wales, 45 miles south of Disney World, in Orlando, Florida, and on a 7500-acre Lake "Walk in the Water". The sports-related amenities will include a fishing pier, marina, lakefront promenade, tennis courts, exercise rooms, miniature golf course and driving range and baseball, basketball, volleyball and handball courts. In addition, it will contain community amenities such as a clubhouse, 350-seat theater for shows and social events (under the direction of a full-time social director), arts and crafts rooms, library, bank, post office, laundromat, beauty salon, restaurant/convenience store, as well as a 24-hour, on-call paramedic emergency service and an on-site fire department.

     Lakeshore LC acquired Lakeshore Club for $5.5 million and expects to spend an additional $7.5 million in renovation costs of the 500 units and the common areas, for a total investment of $26,000 per unit in hard costs. The total cost of the 500-unit conversion, including soft costs and $5.5 million in acquisition costs, is estimated at $20.1 million. A projected total sellout of $24.7 million is expected, with a sales price structure ranging from $54,990 to $79,990, depending on the size of the unit.

     Lakeshore LC has financed the acquisition and initial renovation and other costs of the Lakeshore Club through a $6.2 million first mortgage from BankAtlantic and a $2.5 million second mortgage loan from Mortgage Investment Group 20, Ltd. (MIG-20"). MIG-20 has been structured identically to MIG-9 and MIG-10. The terms of the first mortgage are: maturity date of September
1, 2001 and interest rate at prime + 1-1/2%. The terms of the second mortgage are: maturity December 2001, interest rate 18%, with no principal amortized. Management believes that the proceeds from the two loans and net proceeds from the sale of units will be sufficient to carry out the 500-unit conversion and common areas construction and renovation through complete sellout.

     The 110-acre parcel can accommodate up to 200 additional garden-style units. Having already received the appropriate approvals from Polk County, if Lakeshore LC achieves satisfactory results in selling the existing 500 units, it will construct the additional units, thereby further amortizing infrastructure costs. The aggregate sellout price is projected to be between $15.0 million and $16.0 million.

     On December 30, 1999, Lakeshore LC acquired, for $1.8 million, 420 acres of undeveloped land contiguous to Lakeshore Club. Lakeshore LC financed this purchase by means of a $1.3 million first mortgage seller-financed loan and a $400,000 second mortgage loan from Mortgage Investment Group 24, Ltd. ("MIG-24"). MG-24 has been structured identically to MIG-9 and MIG-10. This phase II parcel has the capacity for the development of up to 2000 AAC units and a golf course. The Company intends to develop this parcel in phases after the 700 units at Lakeshore Club are substantially sold.

Construction

     Presently, all renovation activities are carried out by the Company through third party general contractors and subcontractors, under the supervision of the Company's management. If the Company were to expand its development as opposed to renovation activities, the Company would become subject to the risks and challenges typically associated with development. Among such risks are construction-related risks, e.g. weather, local labor conditions and availability of materials and supplies. Among such challenges is proper coordination between construction of units with unit sales orders in order to control the costs and risks associated with completed but unsold inventory.

Marketing and Sales Activities

     Domestically, the Company markets its condotels through newspaper and other advertising and contacts within real estate brokerage firms in the area where the project is located. In Puerto Rico and South America, where the Company has discovered a significant as yet untapped market for their products, the Company markets through newspaper advertising and local real estate brokerage companies. Sales to residents of Puerto Rico and South America are facilitated by a program developed by the Company for verifying the income, employment status and credit history of these customers thus facilitating their obtaining acquisition financing from U.S. lending institutions.

     The Company's marketing activities in connection with the Lakeshore Club are and will be focused on 50 and over active adults in South Florida, New York, New Jersey, Massachusetts, Michigan, Ohio, Illinois, Wisconsin and Ontario and Quebec, Canada. The Company will use advertising in retirement publications, newspapers, radio and television and through an in-house telemarketing program. To attract attention from potential purchasers travelling through Central Florida for vacation or otherwise, the Company has secured over two dozen billboards located along key stretches of highways connecting Fedhaven to Orlando, Tampa and South Florida.

     While more than one factor may contribute to a given sale, the Company believes that a substantial portion of sales at its AAC will be attributable to follow-ups on referrals from residents of these communities and to exposing potential purchasers to the AAC experience. As a result, as more units at the Lakeshore Club become renovated and all the amenities are completed, the Company will implement a program which enables prospective purchasers to visit and stay (for a modest charge) in vacation homes for a few days to one week to experience the Lakeshore Club lifestyle prior to deciding whether to purchase a home. The Company sells all of its units through in-house commissioned sales personnel.

Employees

     Since its inception and as of September 30, 1999, the Company had no employees. However, as of that date, the Company leased the services of 95 full-time employee equivalents, which are being leased from an independent employee leasing company. Substantially all of such personnel work within the state of Florida, primarily at the Company's main office complex located in Hollywood, Broward County, Florida, and in various sales offices throughout the state.

Regulation

     The Company's sales and operations are subject to regulation by the federal government and by the State of Florida. On a federal level, the Federal Trade Commission enforces the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject is contained in the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act and the Civil Rights Acts of 1964 and 1968. In Florida, the Condominium Act and the rules and regulations promulgated thereunder as administered by the Division of Land Sales, Condominiums and Mobile Homes of the Department of Business and Professional Regulations, provide the most significant regulation of its conversion business. Florida law requires the Company to file and obtain approval for a detailed offering statement describing its business and all material aspects of a proposed development and sale of fee simple interests. The Company is required to deliver the offering statement to all prospective purchasers, together with certain additional information concerning the terms of the purchase. Florida law also permits the purchaser of a fee simple interest to cancel a contract of purchase at any time within 15 calendar days following the date on which the purchaser has received the last of the documents that Florida law requires the seller to provide. The Company believes that it is in material compliance with all federal and state laws and regulations to which it is currently or may be subject. Any failure to comply with applicable laws or regulations could have a material adverse effect on the profitability of the Company.

Market and Competition

     The Company is subject to significant competition from other entities engaged in the business of resort development, sales and operation. The condotel and condominium conversion segment of the Company's business, which is focused in Florida, is fragmented and localized. Competitors are typically private and, often, single-project companies. Some may have greater capital resources than the Company.

     The AAC market in Florida is similarly locally-based and fragmented, but, recently, it has attracted at least one leading national AAC developer, Del Webb Corporation, which has recently acquired the Spring Creek communities near Ocala, Florida. Many of these local and national entities possess significantly greater financial, marketing, personnel and other resources than the Company. In addition, there are many hotels and other vacation resorts in Florida that provide competitive alternatives to the purchase of a home in the Company's AAC community. The Company believes, however, that it will compete effectively with these other entities on the basis of the quality of the homes and amenities and the very competitive prices it is able to provide at Lakeshore Club.

Certain Factors Affecting the Company's Operations

     Set forth below is a brief description of certain matters that may affect the Company and its operations:

     Financing and Leverage. As a result of acquiring Lakeshore Club and the adjacent land, the Company is currently highly leveraged. The Company's degree of leverage from time to time will affect its net available capital resources, which could limit its ability to capitalize on business opportunities or withstand adverse changes. If the Company is at any time unable to service its debt, refinancing or obtaining additional financing may be required and may not be available or not available on terms acceptable to the Company.

     Real estate development is dependent on the availability and cost of financing. In periods of significant growth, the Company will require significant additional capital resources, whether from issuances of equity or by incurring additional indebtedness. To be sure, all three of the Company's projects were partially financed through second mortgages from a group of about two dozen private investors by means of MIGs. The HB Group has had a ten-year relationship with this group and ordinarily has been able to secure a second mortgage, at 18% interest, for each project requested. Nevertheless, there is no assurance that MIG financing will be available in the future.

     Since 1996, the Company's cash flow needs were partially satisfied by means of advances from the HB Group and entities controlled by the HB Group. See, Interest of Management and Others in Certain Transactions - Other Transactions. There is no assurance that such advances, once the current balance thereof is repaid by the Company, will continue.

     Cyclical Nature of Real Estate Operations and Other Conditions Generally. All of the Company's projects are subject to real estate market conditions (both where they are located and in areas where potential customers reside), the cyclical nature of real estate operations, general national economic conditions and changing demographic conditions. These are long-term projects and sales activity varies from period to period, with the ultimate success of any project not to be judged by results in any particular period or periods. A project may generate significantly higher sales levels at inception (whether because of pent-up demand or other reasons) than it does during later periods. Revenues and earnings of the Company will also be affected by period-to-period fluctuations in the mix of product and unit closing among the Company's projects.

     Profitability of the Company's real estate operations also depend upon the availability and cost of mortgage financing available to the potential buyers of its units. An increase in interest rates, which may result from governmental policies and other factors outside the control of the Company, may adversely affect the buying decisions of potential unit buyers and their ability to sell their existing homes.

     Geographic Concentration. The Company's current business operations are centralized in Florida. This geographic concentration and limited number of projects may create increased vulnerability to regional economic downturns or adverse project-specific matters.

Forward Looking Information; Certain Cautionary Statements.

     Certain statements contained in this Registration Statement that are not historical results are forward looking statements. These forward looking statements involve risks and uncertainties including, but not limited to, those referred to above. Actual results may differ materially from those projected or implied. Further, certain forward looking statements are based upon assumptions of future events which may not be accurate.

Item 7.  Description of Property.

     Except for its conversion and development projects, the Company does not own any property. The Company's executive offices are located at 307 South 21st Avenue in Hollywood, Florida, in a 2,500 square foot building owned by Vacation Investment Plan, Inc., an entity owned by the HB Group. In 1998 and 1999 (9 months), respectively, the Company paid $27,000 and $21,000, respectively, in rent to such entity.

Item 8.     Directors, Executive Officers and Significant
            Employees.

                    Position with the Issuer, Term of Service;
Name           Age  Business Experience and Family Relationships

Herbert Hirsch  58  Mr. Hirsch has served as President and a director of the Company since August 1996.
                    Mr. Hirsch's primary responsibilities are to coordinate all sales and marketing activities, to review and approve all sales contracts and closings and to coordinate all advertising efforts. Since 1990, Mr. Hirsch, as a member of the HB Group, has been a principal with several single project entities engaged in the resort condominium and second home residential condominium conversion and development business.

Harvey Birdman  60  Mr. Birdman has served as Executive Vice
                    President and a director of the Company
                    since August 1996. Mr. Birdman's primary responsibilities are to initiate all project acquisitions, to arrange all financing and to analyze all strategic and project planning. Since 1990, Mr. Birdman, as a member of the HB Group, has served as a principal with several single-project entities engaged in the resort condominium and second home residential condominium conversion and development business. Mr. Birdman is the husband of Diane Birdman and father of Louis Birdman.

Diane Birdman   54  Mrs. Birdman has served as a Vice President,
                    the Treasurer and a director of the Company since August 1996. Mrs. Birdman's primary responsibilities are to coordinate the administration of the condominium associations at the resort properties owned and developed by the Company and to oversee the accounting department. Since 1990, Mr.
                    Birdman, as a member of the HB Group, has served as a principal with several single-project entities engaged in the resort condominium and second home residential condominium conversion and development business. Mrs. Birdman attended Broward
                    Community College, where she majored in
                    Accounting, and attended Temple University, where she majored in Business. Mrs. Birdman is the wife of Harvey Birdman and the mother of Louis Birdman.

Louis Birdman   34  Mr. Birdman has served as a Vice President,
                    the Secretary and a director of the Company since August 1996. Mr. Birdman's primary responsibilities are to manage all design and construction activities, as well as to interact with municipal planning, zoning and building officials. Mr. Birdman is the owner of Louis Birdman Architect, P.A., and was the co-founder and principal-in-charge of
                    ARC Avenue, Inc., from 1985-1995 and co-founder of ARC-CON Design Build, Inc., -
                    General Contractors, where he was principal-in-charge from 1989-1995. Mr. Birdman is a registered architect in Florida and a certified member of the National Council of Architectural Registration Boards. He received his Bachelor's degree in Design and Architecture from the University of Florida and his Bachelor's degree in Architecture from the University of Miami. Mr. Birdman is the son of Harvey and Diane Birdman.

Cary Greenberg  51  Mr. Greenberg has served as Vice President and Chief Financial Officer of the Company since March 1998. Mr. Greenberg's primary responsibilities include oversight of the financial accounting and internal controls systems of the Company. In addition, he participates in the analysis of the financial feasibility of proposed projects. Prior to joining the Company, Mr. Greenberg served for twelve years as the Chief Financial Officer of a subsidiary of American Greetings Corporation. Greenberg is a Certified Public Accountant in New York, Florida and Texas.

Item 9  Remuneration of Directors and Officers.

(a)  Name of Individual   Capacity in Which         Aggregate
     or Identity of Group Remuneration was Received Remuneration
     -------------------- ------------------------- ------------
     3 highest paid       Directors, President,         $0
     directors and        Vice-President, and
     executive officers   Treasurer or Secretary
     as a group

(b)  Remuneration pursuant to ongoing plan or arrangement. None.

Item 10.  Security Ownership of Management and Certain Security
          Holders.

     The following table sets forth information about the voting securities held of record as of November 9, 1999, by each of the officers and directors of the Company and all such persons as a group:

                Name and              Amount Owned      Percent of
Title of Class  Address of Owner      Before Offering   Class*

Common Stock,   Herbert Hirsch        1,445,000         16.05%
$.02 par value  307 South 21st Ave.   Shares
                Hollywood, FL 33020

Common Stock,   Harvey Birdman        1,266,000         14.07%
$.02 par value  307 South 21st Ave.   Shares
                Hollywood, FL 33020

Common Stock,   Diane Birdman         1,517,000         16.86%
$.02 par value  307 South 21st Ave.   Shares
                Hollywood, FL 33020

Common Stock,   Louis Birdman(1)      1,855,000         20.61%
$.02 par value  307 South 21st Ave.   Shares
                Hollywood, FL 33020

All Officers
and Directors                         6,083,000         67.59%
as a Group                            Shares

* Percentages are based on 9,000,000 shares of Common Stock issued and outstanding on November 9, 1999.
(1) Includes 100,000 Shares owned by Mr. Birdman's children. Mr.
Birdman disclaims beneficial ownership of such shares.

     The following table sets forth information as of November 9, 1999, about each shareholder who owns more that 10% of any class of the Company's securities:

                                           Amount Owned   Percent of
Title of       Name and Address of Owner   Before         Class*
Class                                      Offering
------------   ------------------
Common Stock,  Herbert Hirsch              1,445,000      16.05%
$.02 par       700 S. Ocean Blvd., #1106   Shares
value          Boca Raton, Florida 33432

Common Stock,  Harvey Birdman              1,266,000      14.07%
$.02 par       3755 NE 214th Street        Shares
value          Aventura, Florida 33180

Common Stock,  Diane Birdman               1,517,000      16.86%
$.02 par       3755 NE 214th Street        Shares
value          Aventura, Florida 33180

Common Stock,  Louis Birdman(1)            1,855,000      20.61%
$.02 par       4000 Island Blvd., #2701    Shares
value          Williams Island, Florida 33150

Common Stock,  Bonita Hirsch(2)           1,747,000       19.41%
$.02 par       700 S. Ocean Blvd., #1106  Shares
value          Boca Raton, Florida 33432

All Officers
and Directors                             6,083,000       67.59%
as a Group                                Shares

* Percentages are based on 9,000,000 shares of Common Stock issued and outstanding on November 9, 1999.
(1) Includes 100,000 Shares owned by Mr. Birdman's children. Mr.
Birdman disclaims beneficial ownership of such shares.
(2) Includes 300,000 shares owned by Mrs. Hirsch's grandchildren.
Mrs. Hirsch disclaims beneficial ownership of such shares.

     As of November 9, 1999, there are no outstanding options, warrants or other rights to purchase securities from the Company.

Item 11.  Interest of Management and Others in Certain
          Transactions.

Employee Leasing

     Until May, 1999, the Company leased employees providing personnel-related services from P.D. Payroll Corp., a Florida corporation owned by the HB Group ("PD"). PD employed the sales, administrative and in-house construction personnel relating to properties converted by the Company. In addition, PD provided centralized payroll and personnel services, including worker's compensation administration. The Company reimbursed PD at cost for the salaries and benefits of such personnel. In the last two years, the Company paid $374,000 to PD. As stated above, since May 1999, these employees have been employed by an unrelated company.

     The Company has received administrative support from Corporate Realty Services, Inc. ("CRS"), 48% of which is owned by the HB Group. The administrative support services have included such services as record keeping, accounting, use of office equipment and management services for each of the properties converted by the Company. The Company pays CRS a base rate fee of $229,000 per annum plus expenses, which management believes represents an arms-length, fair price for such services. CRS maintains credit with suppliers and is reimbursed for the cost of supplies incurred in connection with the services provided to the resort properties. In the last two years, the Company has paid $300,600 to CRS.

Other Transactions

     From time to time, in order to help the Company meet its cash flow obligations, members of the HB Group and entities controlled by them have made advances to the Company. These advances have been unsecured and have carried an interest rate of 12%. During 1998, the Company made advances in the total amount of $335,000 to one or more entities controlled by the HB Group. These advances were unsecured, carried interest at 12% and were repaid in their entirety in January 1999. As of September 30, 1999, the Company owed $679,000 to members of the HB Group and $814,000 to entities controlled by the HB Group.

     Members of the HB Group own 100% of the stock of the general partner of MIG-9, MIG-10, MIG-20 and MIG-24, each a limited partnership which is a second mortgage lender to Colony, Cove and Lakeshore LC, respectively. The HB Group also owns an 18% limited partnership interest in each of MIG-9, MIG-10, MIG-20 and MIG-24, which it acquired on the same terms as the other limited partners. The mortgage loans held by MIG-9 and MIG-10 have been repaid as of December 31, 1998. In the last two years, the HB Group received in the aggregate $49,750 in their distributive share of interest received by MIG-9, MIG-10, MIG-20 and MIG-24.


                                 PART II

Item 1. Market Price of and Dividends on the Common Equity and Other Shareholder Matters.

     The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "SUNE." The following table sets forth the range of high and low bids for the Common Stock within the last eleven quarters as reported by NASDAQ. These quotations reflect inter-dealer prices that without retail mark-up, mark-down or commission and may not represent actual transactions.

       1st Quarter      2nd Quarter      3rd Quarter      4th Quarter
       High    Low      High    Low      High    Low      High    Low
       Bid     Bid      Bid     Bid      Bid     Bid      Bid     Bid
1997   1 5/8   1 1/2    1 5/8   1 1/2    1 5/8   1 1/2    1 5/8   1 1/2
1998   2       1        3 5/8   2 1/2    2       1        4 1/4   1 1/4
1999   2 1/2     1/2    3       1 1/2    2 7/8   1 7/8

     As of September 30, 1999, the Company had 431 shareholders of record.

     The Board of Directors has not declared and the Company has not paid any dividends during the last eleven quarters.

Item 2.  Legal Proceedings.

     The Company is not a party to, nor is any of its property the subject of any material pending legal proceeding which is not routine litigation that is incidental to its business or any other material legal proceeding.

Item 3.  Changes in and Disagreements With Accountants.

     The Company made no change in, and had no disagreements with, its accountants.

Item 4.  Recent Sales of Registered Securities.

     On October 30, 1998, the Company issued 11,532 shares of Common Stock to 116 individuals, all of whom were either employees leased to the Company or consultants or advisors to the Company and none of whom were members of the HB Group or their immediate families. These shares were issued for no consideration and under a one-time bonus plan. All of the recipients received and executed a contract relating to the bonus plan. This offering was made in reliance on the exemption from the registration requirements under the Securities Act of 1933 set forth in Rule 701 to such Act.

     On September 24, 1999, the Company issued 122,468 shares of Common Stock to four individuals in consideration of their efforts in assisting the Company in identifying potential opportunities for merger partners in the technology area. All of these individuals qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D and acquired such shares for investment and not with the view to distribution. This offering was made in reliance on the exemption from the registration statements under the Securities Act of 1933 set forth in Section 4(2) of such Act.

Item 5.  Indemnification of Officers and Directors.

     Under section 10.1 of the Company's Bylaws, the Company will indemnify its directors and officers to the full extent permitted under the Florida Business Corporation Act.


                                 PART F/S

Following are:
1. Consolidated Financial Statements together with Independent Auditor's Report of SunVest Resorts, Inc. for years ended December 31, 1998 and 1997.
2. Consolidated Balance Sheets (unaudited) of SunVest Resorts, Inc. as of September 30, 1999 and Consolidated Statements of Income and Cash Flow (unaudited) for the nine months ended September 30, 1998 and the nine months ended September 30, 1999.
























              SUNVEST RESORTS, INC. AND SUBSIDIARIES

                   INDEPENDENT AUDITORS' REPORT

                               AND

               CONSOLIDATED FINANCIAL STATEMENTS

            YEARS ENDED DECEMBER 31, 1998 AND 1997
             SUNVEST RESORTS, INC. AND SUBSIDIARIES
             YEARS ENDED DECEMBER 31, 1998 AND 1997






                           CONTENTS





                                                          PAGE

Independent auditors' report                                1

Consolidated financial statements:

  Consolidated balance sheets                               2

  Consolidated statements of operations                     3

  Consolidated statements of shareholders' deficit          4

  Consolidated statements of cash flows                 5 - 6

  Summary of significant accounting policies           7 - 10

  Notes to consolidated financial statements          11 - 19




                  INDEPENDENT AUDITORS' REPORT






Board of Directors and Shareholders
Sunvest Resorts, Inc. and Subsidiaries
Hollywood, Florida



We have audited the accompanying consolidated balance sheets of Sunvest Resorts, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sunvest Resorts, Inc. and Subsidiaries, as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



North Miami Beach, Florida
June 15, 1999
             SUNVEST RESORTS, INC. AND SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS - DECEMBER 31,1998 AND 1997

                              ASSETS
                                           1998         1997
                                         ________     ________

Cash and equivalents                     $852,800     $423,400
Deposits held in escrow                   166,400      204,000
Mortgage notes receivable               1,096,100    1,947,100
Condominium units held for sale         1,602,200    2,963,700
Condominium units underdevelopment      2,958,200          -
Income producing property               3,747,800      914,400
Land held for future development        1,842,500       28,400
Deferred costs                            313,000      455,700
Deferred tax asset                        231,500      169,800
Other                                     154,900      121,900
                                      -----------   ----------
                                      $12,965,400   $7,228,400
                                      ===========   ==========


                 LIABILITIES AND SHAREHOLDERS' DEFICIT

Liabilities:
 Notes and mortgages payable          $11,298,200   $5,043,700
Accounts payable and accrued liabilities  590,000      466,100
Deposits on sales contracts                61,400      142,800
Due to condominium associations            56,300       63,800
Advances from shareholders                967,700    1,237,800
Due to related parties                    718,800      793,600
Deferred tax liability                        -         79,000
                                      -----------   ----------
                                       13,692,400    7,826,800
                                      -----------   ----------

Minority interest                         114,900       50,100
                                      -----------   ----------

Shareholders' deficit:
 Common stock, $.02 par, authorized 25,000,000 shares;
  issued and outstanding 8,877,532 shares in 1998 and
  8,866,032 shares in 1997                177,500      177,300
 Capital in excess of par                 579,600      568,300
Accumulated deficit                    (1,599,000)  (1,394,100)
                                      ------------  ------------
                                         (841,900)     (648,500)
                                      ------------  ------------
                                      $12,965,400    $7,228,400
                                      ============  ============


Read the accompanying summary of significant accounting policies and notes to consolidated financial statements, both of which are an integral part of this consolidated financial statement.

             SUNVEST RESORTS, INC. AND SUBSIDIARIES
             CONSOLIDATED, STATEMENTS OF OPERATIONS
             YEARS ENDED DECEMBER 31, 1998 AND 1997

                                           1998         1997
                                         ________     ________
Revenues:
  Condominium units                    $2,109,300    5,897,600
  Timeshare interests                     488,700      781,700
                                       ----------   ----------
                                        2,598,000    6,679,300
                                       ----------   ----------
Cost of sales:
  Condominium units                     1,527,800    3,771,600
  Timeshare interests                     184,600      195,100
                                       ----------   ----------
                                        1,712,100    3,966,700
                                          885,900    2,712,600
                                       ----------   ----------


Operating expenses:
  Advertising, selling and promotion      203,400    1,060,300
  General and administrative              877,100    1,050,100
                                       ----------   ----------
                                        1,080,600    2,110,400

(Loss) Income before other income (expenses),
  minority interest and provision for
  income taxes (benefit)                 (194,800)     602,200
                                       ----------   ----------

Other income (expenses):
  Rents                                   476,200      416,400
  Interest income                         219,300      341,600
  Other                                   134,600       84,000
  Interest expense                       (746,000)  (1,114,300)
  Depreciation and amortization          (208,400)    (224,700)
                                       ----------   ----------
                                         (123,300)    (567,000)
(Loss) income before minority interest and
  provision for income taxes (benefit)   (317,900)      35,200

Minority interest in (income)
  losses of joint venture                 (27,700)      99,000
                                       ----------   ----------
(Loss) Income before provision for income
  taxes (benefit)                        (345,600)     134,200
                                       ----------   ----------

Provision for Income taxes (benefit)     (140,700)      39,400
                                       ----------   ----------

Net (loss) income                       $(204,900)     $94,800
                                       ==========   ==========

(Loss) income per share of common stock $   (0.02)     $  0.01
                                       ==========   ==========

Weighted average common shares
  outstanding                           8,808,080    8,866,032
                                       ==========   ==========

Read the accompanying summary of significant accounting policies and notes to consolidated financial statements, both of which are an integral part of this consolidated financial statement.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
              YEARS ENDED DECEMBER 31, 1998 AND 1997

                                  Year ending
                  Balance,        Dec. 31, 1997    Balance
                  Beginning       Net Income       Dec. 31, 1997
                  ---------       -------------    -------------

Total             $  (743,300)     $    94,800     $(648,500)
Common Stock:
  Shares            8,866,032              -        8,866,032
  Amount          $   177,300              -          177,300
Capital in
  excess of par   $   568,300              -           94,800
Accumulated
  Deficit         $(1,488,900)          94,800    $(1,394,100)

----------------------------
Year ended December 31, 1998:
----------------------------

                    Common stock
                    issued for
                    promotional       Net         Balance,
                    purposes          (Loss)      ending
                    ------------      ------      ------------
Total               11,500            $(204,900)  $  (841,900)
Common Stock
  Shares            11,500                   -      8,877,532
  Amount               200                   -    $   177,500
Capital in
  excess of par     11,300                   -    $   579,600
Accumulated
  Deficit                             $(204,900)  $(1,599,000

Read the accompanying summary of significant accounting policies and notes to consolidated financial statements, both of which are an integral part of this consolidated financial statement.

              SUNVEST RESORTS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS
              YEARS ENDED DECEMBER 31, 1998 AND 1997

                                       1998            1997
                                     ----------      ----------
Cash flows from operating activities:
 Sources of cash:
  Customers                         $ 2,684,700     $ 3,837,700
  Proceeds from sale of mortgage
   notes receivable                     783,700       3,609,400
  Interest and dividends                206,700         332,900
  Other                                 597,800         534,000
                                     ----------       ---------
                                      4,272,900       8,314,000
                                     ==========       =========
Uses of Cash:
 Condominium units                    2,878,900         758,500
 Suppliers and employees              1,424,400       1,797,200
 Interest                               701,600       1,123,800
                                     ----------       ---------
                                      5,004,900       3,679,600
                                     ----------       ---------
Cash (used-in) provided by
 operating activities                  (732,000)      4,634,500
                                     ==========       =========

Cash flows (used-in) inverting activities:
 Uses of cash:
  Payments for:
   Related parties                       74,800         560,000
   Shareholders                         270,100         450,800
   Income producing property          2,802,600          28,200
   Land held for future development   1,814,100              -
   Other assets                         168,600              -
                                     ----------       ---------
 Cash (used-in) Investing activities (5,130,200)     (1,039,000)
                                     ==========       =========

Cash flows from financing activities:
 Sources of cash:
  Proceeds from:
   Mortgages and notes                9,511,100       5,909,300
   Minority interests                    37,100          57,100
                                     ----------       ---------
                                      9,548,200       5,966,400

Uses of cash:
 Payment of:
  Mortgages and notes                 3,256,600       5,909,300
                                     ----------       ---------

Cash provided by (used-in)
 financing activities                 6,291,600      (3,269,400)
                                     ==========       =========
Increase in cash and equivalents        429,400         326,100

Cash and equivalents, beginning         423,400          97,300
                                     ----------       ---------
Cash and equivalents, ending        $   852,800        $423,400
                                     ==========       =========

Read the accompanying summary of significant accounting policies and motes to consolidated financial statements, both of which are an integral part of this consolidated financial statement.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              YEARS ENDED DECEMBER 31,1998 AND 1997

                                        1998            1997
                                     ----------       ---------
Reconcilliation of net (loss) income
to cash (used-in) provided by
Operating activities:

Net (loss) income                    $ (204,900)         94,800
                                     ----------       ---------
Adjustments to reconcile net income
(loss) to cash provided by (used-in)
operating activities:
  Depreciation and amortization         208,400         294,700
  Deferred income taxes                (140,700)         39,400
  Services paid in form of
    common stock                         11,500              -
  Provision for losses on loans
    Receivable                           15,000         211,200
  Minority interest in joint ventures'
    Income (loss)                        27,700         (99,000)

Changes in assets and liabilities:
  Deposits held In escrow                37,600         (19,700)
  Mortgages receivable                  836,000         866,800
  Condominium units                  (1,596,700)      3,297,300
  Prepaid expenses and other            (33,000)        170,900
  Accounts payable and accrued
    Liabilities                         196,000          28,600
  Due to condominium association         (7,500)        (91,900)
  Deposits on sales contracts           (81,400)       (158,600)
                                     ----------       ---------
    Total adjustments                  (527,100)      4,539,700
                                     ----------       ---------
Cash (used-in) provided by
  operating activities                $(732,000)     $4,634,500
                                     ==========       =========


Read the accompanying summary of significant accounting policies and notes to consolidated financial statements, both of which are an integral part of this financial statement.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              YEARS ENDED DECEMBER 31, 1998 AND 1997



Basis of accounting:
-------------------
SunVest Resorts, Inc. and Subsidiaries (the Company) prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical cost and may not necessarily represent current values.

Principles of consolidation:
---------------------------
The consolidated financial statements include the accounts of SunVest Resorts, Inc. and all subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Management estimates:
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from those estimates. Every effort is made to ensure the integrity of such estimates.

Fair value of financial instruments:
-----------------------------------
The carrying amounts of cash and equivalents, receivables
(mortgage notes, trade, other and related parties), accounts payable, accrued liabilities and due to related parties approximate their fair values because of the short duration of these instruments.

Impairment of long-lived assets:
-------------------------------
Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable.

Revenue recognition:
-------------------
Sales of resort condominium units and timeshare interest units generally are accounted for under the full accrual method, after certain down payments and other continuing investment tests are met. Gain (revenue less related costs) is not recognized until the collectibility of the sales price is reasonably assured and the process is substantially complete. Revenues are recognized after the requisite rescission period has expired and the Company has collected total receipts of a pre-determined minimum but not less than 10% of the sales price. The agreement for sale provides for a down payment and a note collateralized by the condominium unit or timeshare interest, payable in monthly installments including interest over periods up to 15 years.

Profit is recognized on estimates of the average gross profit per unit within each resort property after the allocation of acquisition and development costs based upon average cost per
unit.   Estimated  profits  are deferred  until  sales  meet  the
requirements for revenue recognition. Certain sales with receipts less than the minimum requisite of 10% are accounted for using the installment method, under which, gain is recognized as principal payments on the related notes are collected.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              YEARS ENDED DECEMBER 31, 1998 AND 1997




Revenue recognition (continued):
-------------------------------
The sales price, less provisions for loan losses and cancellations (net of retained payments), is recorded as revenue and the estimated average cost of the resort condominium units and timeshare interest is charged against income in the year of revenue recognition. Estimated profits may be deferred until the sale meets the requirements for sales of real estate. All payments received prior to revenue recognition are accounted for as deposits on sales contracts. Installment notes receivable (resulting from sales) are deemed cancelled when a delinquency is greater than ninety days (90). If the cancellation occurs in the year of sale, revenue on those sales are reversed. If the cancellation occurs subsequent to a year end, the cancellation will be charged to the allowance for cancellation.

Cash and equivalents:
--------------------
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Real property:
-------------
Condominium units held for sale and other real property are stated at the lower of cost or market. Costs include the original acquisition, carrying costs capitalized during the development period and the cost of improvements.

Costs incurred for the timeshare condominiums are capitalized and include costs of acquisition, renovation and carrying costs.

Income producing property retained by the Company is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over estimated useful lives of the assets. Estimated useful lives are as follows:

                                            Estimated
                                          Useful Lives
                                            (in years)
                                             ---------

          Land improvements                     15
          Buildings and improvements            30
          Furniture, fixtures and equipment   5 - 10

The cost of the land, buildings and equipment was allocated from the original purchase price for that portion that is being retained by the Company.

Repairs and maintenance are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized. The cost of property and equipment retired or sold, together with the related accumulated depreciation, are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is included in operations.

Land held for future development:
--------------------------------
Land held for future development consists of undeveloped and partially developed land and is carried at the lower of cost or net realizable value.

Capitalized costs:
-----------------
Interest and real estate taxes incurred and applicable to property being developed are capitalized to the property. These amounts are stated at cost not in excess of market value.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              YEARS ENDED DECEMBER 31, 1998 AND 1997




Amortization:
------------
Loan and organizational costs are being amortized using the straight-line method over a period not exceeding five (5) years. Deferred condominium conversion costs are amortized based upon the sale of condominium units and deferred management agreement costs are amortized over the terms of the agreements, not exceeding 15 years.

Income taxes:
------------
The Company files a consolidated tax return and adheres to the asset/liability approach for financial accounting and reporting for income taxes. Income tax expense is provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the bases of the balance sheet for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when they are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided on deferred tax assets when it is more likely than not that the asset will not be realized.

Per share amounts:
-----------------
     Income (loss) per share is computed by dividing net income
(loss) by the weighted average number of shares outstanding throughout the year.

Stock based compensation:
------------------------
The Company applies the intrinsic value method for accounting for stock based compensation described by Accounting Principles Bound Opinion No. 25, "Accounting for Stock Issued to Employees." Had the Company applied the fair value method described by the Statement of Financial Accounting Standards Board (SFAS) No. 123, "Accounting for Stock-Based Compensation," it would report the effect of compensation expense for stock based compensation as pro-forma effects on income and earnings per share, if material.

Accounting for transfer of financial asset:
------------------------------------------
Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The standard provides for distinguishing transfers of financial assets that are sales from transfers that are collateralized borrowings. The standards would require that servicing assets be measured by allocating the carrying amount between the assets sold and retained interests based on their relative fair value. Implementation of the new standard does not have a material impact on the consolidated financial statements, as the book values of receivables approximate fair value.

Accounting Pronouncements:
-------------------------
The Company adapted Statement of Financial Accounting Standards Board (SFAS) No. 130, "Reporting Comprehensive Income," issued in June 1997. Comprehensive income includes net income and all changes in an enterprise's other comprehensive income including, among other things, foreign currency translation adjustments and unrealized gains and losses on certain investments in debt equity securities. The Company also adapted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting information about operating segments in annual financial statements, and requires that an enterprise report selected information about operating segments in interim reports issued to shareholders. The Company does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.

              SUNVEST RESORTS, INC. AND SUBSIDIARIES
            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              YEARS ENDED DECEMBER 31, 1998 AND 1997



Accounting Pronouncements (continued):
-------------------------------------
The American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-5 (SOP), "Reporting on the Costs of Start-Up Activities," which requires that costs incurred for start-up activities, be expensed as incurred. This SOP, is effective in the first quarter of 1999 and is not expected to have a material impact on the consolidated financial statements.

The Company adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP defines the types of computer software project costs that may be capitalized. All other costs must be expensed in the period incurred. For costs to be capitalized, the computer software project must be intended to create a new system or add identifiable functionality to an existing system. The SOP did not have an impact on the Company's consolidated financial statements.

Reclassification:
     ----------------
     In order to facilitate the comparison of financial data, certain amounts reported in the prior periods have been reclassified to conform with the current year's reporting format.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1998 AND 1997




1.  Organization, business and strategic planning:
    ---------------------------------------------
     SunVest Resorts, Inc. (SunVest Delaware), formerly TelShare International, Inc. was incorporated in the State of Delaware on March 5, 1985. Prior to August 2, 1996, SunVest Delaware was a shell corporation with no active business operations. On July 16, 1996, SunVest Delaware's shareholders approved a proposal to acquire two Florida corporations, Colony Plaza Development, Inc. (Colony) and Cove Development, Inc. (Cove), in exchange for shares of SunVest Delaware's common stock. The shareholders also approved the change in corporate name and authorized capitalization to consist of 25,000,000 shares of common stock, $.02 par value per share.

SunVest Resorts, Inc. (the Company), a Florida corporation was organized on August 2, 1996 under the laws of the State of Florida. SunVest and subsidiaries (the Company) purchases and converts hotel properties in or near tourist destinations and resort areas (resort properties) to condominiums and develops, markets, operates and finances whole ownership interests (condominiums) and vacation ownership interests (timeshares) in condominiums in Company-owned resort properties. Condominiums are generally purchased as a second home or vacation getaway; whereas, timeshare units provide buyers with the exclusive right to use a condominium unit in perpetuity, typically for a one-week period of time each year.

SunVest Delaware issued 8,000,000 shares of its common stock, $.02 par value in exchange for all the outstanding common stock of Colony and Cove. On August 6, 1996, a wholly owned Florida subsidiary also named SunVest Resorts, Inc. was created and a downstream merger was effected in order to change the Company's corporate domicile to Florida. The acquisitions have been accounted for in a manner similar to the pooling of interests method in accordance with Accounting Principles Board Opinion No. 16, Accounting For Business Combinations, since it represents an exchange of entities under common control. Accordingly, the Company's consolidated financial statements include the accounts of the companies transferred, all at historical costs. No inter-company transactions existed between the companies during the periods presented and no adjustments were necessary to conform the accounting policies of the companies. Costs associated with consummating the transaction amounted to approximately $45,000 had been charged to operations in 1996.

The Company's subsidiaries and percentage owned are as follows:

                            Percentage    State        Date
    Company                   Owned    Organized  Organization
Colony Plaza
  Development, Inc.           100%      Florida  April 11, 1995
Cove Development, Inc.        100%      Florida   July 20, 1995
Holiday Vacation
  Ventures, G.P.               66%      Florida  April 26, 1996
Cove Vacation Ventures, G.P.  100%      Florida  April 26, 1996

The Company presently owns two resort properties, Colony Plaza Resort Condominium in Ocoee, Florida (302 units) and Pirates Cove Resort Condominium in Daytona Beach Shores, Florida (174 units). Each of the resort properties has been converted from a hotel into a resort condominium in which the Company sells condominium units. Timeshare units are not sold at the Colony Plaza Resort. The Company and its assignees maintain an easement to the condominium property to facilitate hotel operations.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997




1.  Organization, business and strategic planning (continued):
    ---------------------------------------------------------
In June 1996, Colony sold ninety-four (94) whole interest condominium units to Holiday Vacation Ventures (HVV), a general partnership in which Colony had a 50% interest and subsequently increased to 66% (related party). HVV has since renovated and combined twenty-five (25) of the condominium units into thirteen
(13) condominium units for sale as six hundred seventy-six (676) timeshare units and is actively marketing them. Through 1998, HVV sold back 47 of the remaining sixty-nine (69) condominium units to Colony leaving a balance of 22 units which may be sold as whole interests or renovated in the future into units for sale as timeshare units. The Company acquired Lakeshore Club Villas, a 500-unit 110-acre rental complex plus 420 acres of undeveloped adjoining land. The plan is to convert the units and add 200 new units. The project will be marketed as an active adult community. The undeveloped land has a development capacity of 2,000 additional units and a golf course.

Certain portions of the resort properties have been retained by the Company and are not being conveyed to the buyers of either whole interests or timeshare units nor to the condominium associations. Retained portions consist of the resort property's recreational and commonly used facilities such as pools, parking areas, lobbies and restaurants, which are contiguous to the condominium units. Owners and their guests will have rights of access and use of such facilities subject to certain terms and conditions. The condominium associations will be responsible for all costs associated with the maintenance and operations of such facilities. The Company also acquired two parcels of land noncontiguous to the Pirates Cove Resort Condominium, which have been recorded as land held for future development.

The costs of the property less amounts allocated to the various components of the property acquired are based in part upon appraisals by independent property appraisers at the time of purchase.

2.  Concentration of credit risk:
    ----------------------------
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents, mortgage notes receivable and amounts due from related parties. During the year, the Company had deposits with financial institutions which exceeded federally insured limits covered by the Federal Deposit Insurance Corporation and other agencies. Management regularly monitors their balances and attempts to keep this potential risk to a minimum by maintaining their accounts with financial institutions that they believe are of good quality.

The Company may have a concentration of credit risk with respect to mortgage notes receivable and amounts due from related parties. The Company has a large number of geographically dispersed customers on which it performs ongoing credit evaluations and has not experienced significant losses. The Company maintains an allowance for loan losses based upon the expected collectibility of all receivables. Therefore, no additional credit risk beyond amounts provided for collection losses is believed inherent in the Company's mortgage notes and accounts receivable and to date have been within management's expectations.

3.  Mortgage notes receivable:
    -------------------------
The Company provides mortgage financing to its customers in connection with the sale of condominium and timeshare units. Such mortgages, which are collateralized by the unit or interest sold, bear interest at rates ranging from 9.50% to 18% a year and are payable in monthly installments over periods ranging from 2 to 15 years. Substantially all mortgage notes receivable are collateralized to the Company's borrowings of approximately $1,128,500. The Company reflects its mortgage notes receivable less an allowance for loan losses, discounts and deferred profit on installment sales.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
     NOTES TO CONSOLILDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997


3.  Mortgage notes receivable (continued):
         -------------------------------------
     Subsequent to December 31, 1998, the Company sold, without recourse, mortgage notes receivable for approximately $225,600 after giving effect to a discount of $11,900. The discount on the sale of the mortgages will be charged to the allowances for loan losses and discount. The Company utilized the proceeds from the sale of the mortgages to pay down financing notes of $190,000 and the balance ($35,600) was utilized as working capital.

Collections  of mortgage notes receivable subsequent to  December
31, 1998 after giving effect to the subsequent sale of mortgage notes are as follows:

                        Years Ending
                        December 31,                  Amount
                        ------------                  ------
                           1999                   $  382,400
                           2000                      163,300
                           2001                      186,300
                           2002                      197,100
                           2003                      162,000
                        Thereafter                   104,000
                                                     -------
                                                   1,195,100
Less allowance for loan losses and discount           99,000
                                                   ---------
                                                $  1,096,100
                                                   =========

4.  Details of financial statement components:
    -----------------------------------------
                  Condominium units held for sale:

                                               1998
                                --------------------------------
                                         Condominium   Timeshare
                                Total       Units        Units
                                -----       -----        -----
Land                       $   83,900    $   48,000   $   35,900
Building, improvements,
  furniture and equipment     762,700       416,700      346,000
Development costs             755,600       472,300      283,300
                            ---------     ---------    ---------
                           $1,602,200    $  937,000   $  665,200
                            =========     =========    =========
                                               1997
                                --------------------------------
                                         Condominium   Timeshare
                                Total       Units        Units
                                -----       -----        -----
Land                       $  104,800    $   55,100   $   49,700
Building, improvements,
  furniture and equipment   1,264,100       785,100      479,000
Development costs           1,594,800       906,300      688,500
                            ---------     ---------    ---------
                           $2,963,700    $1,746,500   $1,217,200
                            =========     =========    =========
     All condominium units held for sale are collateralized to mortgage notes payable.


              SUNVEST RESORTS, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997




4.  Details of financial statement components (continued):
    -----------------------------------------------------
         Condominium units under development:

                                              1998
                                              ----
          Land                           $   231,400
          Building, improvements,
            furniture and equipment        2,372,200
          Development costs                  354,200
                                          ----------
                                         $ 2,958,200
                                          ==========

     Income producing property:
                                     1998               1997
                                    ------             ------
Land                              $  578,500        $  347,100
Building                           2,684,200           313,700
Land improvements                     64,700            64,700
Building improvements                461,100           183,200
Furniture and equipment               43,700            43,700
                                ------------        ----------
                                   3,832,200           952,400
Less accumulated depreciation         84,400            38,000
                                ------------        ----------
                                  $3,747,800        $  914,400
                                ============        ==========

All income producing property is collateralized to mortgage notes payable.

Deferred costs:
Loan costs                        $  458,000        $  483,800
Conversion costs                      40,600            40,600
Leasing costs                         52,800           121,900
Organizational costs                     900               900
                                ------------        ----------
                                     552,300           647,200
                                ------------        ----------
Less accumulated amortization        239,300           191,500
                                ------------        ----------
                                $    313,000        $  455,700
                                ============        ==========

Other:
Interest, mortgages receivable $      31,600       $       -
Other receivables                     93,100           121,600
Prepaids and other                    30,200               300
                                ------------        ----------
                                $    154,900        $  121,900
                                ============        ==========




              SUNVEST RESORTS, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997




5.  Notes and mortgages payable:             1998         1997
    ---------------------------              ----         ----
Mortgage note, bank, interest at 2%
above the bank's prime lending rate
(8.5%) payable monthly, revolving
principal balance, matures June 3, 2000,
collateralized by real property, and
assignment of Cove's rents and leases
and guaranteed by the Company's officers
and their spouses.                    $    317,200   $ 1,258,000

Second mortgage note, related party,
controlled by the Company's principal
shareholders, interest at 18% until
May 1, 1998, 12% after that date
collateralized by real property.           200,000       200,000

Financing note, bank, under a $2,000,000
credit line to an affiliate, collateralized
by certain mortgages receivable of the
Company and affiliates.  Interest at the
bank's prime rate (8.5%) plus 1%; principal
is payable from collections of the Company's
mortgages serviced by the bank at 80% of
the reduction of such mortgages, maturing
on February 1, 1998.  Loan was paid in
January, 1998 from proceeds from  the
sale of certain mortgages receivable.         -          178,800

Mortgage note, bank, interest at 2% above
the bank's prime lending note (8.5%)
payable monthly, maturing September 6, 1998,
collateralized by real property at Colony
and all leases affecting Colony and
guaranteed by the Company's officers
and their spouses.                            -           12,000

Financing note, bank, under a $1,000,000
revolving loan. Outstanding balance at
December 31, 1998 aggregates $204,000;
interest at 1% above the bank's prime
rate (8.5%); collateralized by certain
mortgages receivable; principal is
payable from collections of specific
mortgages serviced by the bank at 80%
of the reduction of such mortgages;
paid in full January 4, 1999, from
proceeds derived from sales of mortgages. 204,000        650,100

Financing note, bank, credit facility to
the Company and certain affiliates,
maturing June, 2003, interest at 8.75%
payable monthly; joint and several
liability with affiliates and
collateralized by the Company's income
producing property
and property of certain affiliates        621,600        631,500

Construction loan, bank, under a
$6,900,000 credit facility, interest
at 1.5% above bank's prime rate (7.75%)
payable monthly, matures September, 2001,
collateralized by Lakeshore property
and guarantees by the Company's officers
and their spouses.                      4,800,000            -



              SUNVEST RESORTS, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997




5.  Notes and mortgages payable (continued):   1998         1997
    ---------------------------------------    ----         ----
Mortgage note, interest at 8% starting
April, 1999, payable monthly, thereafter
principle and interest of $27,300 starting
May, 2004.  Collateralize by Lakeshore
unimproved land.                             1,350,000         -

Second mortgage note, related party,
interest at 18%, payable monthly.
Collateralized by real property.             2,500,000         -

Credit facility, financial institution
providing $2,500,000 to HVV to acquire
certain condominium units from Colony;
$715,000 revolving loan to convert and
renovate condominium units for sale as
timeshare units and up to $7,500,000
for a revolving credit loan to finance
receivables generated by the sale of
timeshare units.  Outstanding balances
at December 31, 1998 and 1997 amount to
$835,400 and $1,641,400, respectively
under the acquisition loan $470,000
and $471,900, respectively under the
receivable loan.  Interest at the greater
of 10.75% a year or the prime rate (8.5%)
plus 3%.  Interest payable monthly, for
the revolving credit loan portion is
based on collections of the specific
mortgages generated through the sale of
timeshare units.  The outstanding principal
on the acquisition and renovation portions
of the facility are due and payable based
upon the closing of sales of timeshare
units with a minimum of $1,675 for each
timeshare unit sold with the entire
outstanding principal on the acquisition
and renovation loans due and payable by
the earlier of the date that 80% of the
timeshare units are sold or December 31,
The final maturity date of the
revolving credit loan is June 30, 2001.     1,305,400  2,113,300
                                            ---------  ---------
                                          $11,298,200 $5,043,700
                                          =========== ==========

     All outstanding mortgage notes and the acquisition portion of the credit facility are collateralized by real estate. Lines of credit and receivable loans are collateralized by specific mortgages receivable collateralized by real estate.
Substantially all borrowings are guaranteed by certain principal shareholders and officers of the Company and their spouses. Certain principals of Colony's venture partner also guarantee the credit facility loan.

During 1998 and 1997, the Company incurred interest costs of $745,000 and $1,114,300, respectively, of which $84,300 in 1998 was capitalized.  No interest was capitalized in 1997.

              SUNVEST RESORTS, INC. AND SUBSIDIARIES
     NOTES TO CONSOLILDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997



5.  Notes and mortgages payable (continued):
    ---------------------------------------
Principal payments due on the notes and mortgages payable for the five years subsequent to December 31, 1998 after giving effect to the use of proceeds from the sale of certain mortgaged receivables disclosed in Note 4 are as follows:

          Years Ending
          December 31,                      Amount
          ------------                      ------
             1999                       $  1,643,500
             2000                          4,629,700
             2001                          2,126,500
             2002                             28,900
             2003                            519,600
          Thereafter                       1,350,000
                                         -----------
                                         $11,298,200
                                         ===========

6.  Income taxes:
    ------------
Components of the net deferred tax asset as reflected on the Company's consolidated balance sheets are as follows:
                                    1998               1997
                                    ----               ----
Deferred tax assets:
  Loan losses                  $  168,000          $   52,900
  Net operating loss
    carryforwards                 343,700             360,900
                                 --------            --------
                                  511,700             413,800
  Less valuation allowance        280,200             244,000
                                 --------            --------
  Deferred tax asset              231,500             169,800
                                 --------            --------

Deferred tax liabilities:
  Other assets                         -               73,400
  Other                                -                5,600
  Deferred tax liability              -                79,000
                                 --------            --------

Deferred taxes, Net            $  231,500          $   90,800
                                 --------            --------

The components of the provision for income tax expense (benefit) for the years ended December 31, 1998 and 1997 are as follows:

Deferred:
  Federal                      $ (122,600)        $    35,700
  State                          ( 18,100)              3,700
                                ---------          ----------
                               $ (140,700)        $    39,400
                                =========          ==========

Income taxes (benefit) for the years ended December 31, 1998 and 1997 differ from that which would result from applying statutory tax rates primarily due to certain operating expenses which are not tax deductible. The provision for income taxes is reconciled to the amount obtained by applying the federal statutory income tax rate to income before provision for income taxes as follows:

Provision at statutory rate    $ (121,000)        $    47,000

State taxes, net of
  federal benefits               ( 12,000)              4,800

Graduated tax rates and others   (  7,700)          (  12,400)
                                ---------          ----------
                               $ (140,700)        $    39,400
                                =========          ==========

              SUNVEST RESORTS, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997



6.  Income taxes (continued):
    ------------------------
At December 31, 1998, the Company had available federal net operating loss carryforwards of approximately $1,005,000 which will generally expire between 2001 and 2012.

     The net operating loss carryforward of SunVest Resorts, Inc, formerly Telshare International, Inc, of approximately $696,800 expires in varying years to 2009, which prior management had provided a valuation allowance ($280,200) equal to any benefits since it is more likely than not that any benefits may not be realized.

If available evidence suggests that it is more likely than not that some portion or all of deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Management has established a valuation allowance equal to net deferred tax assets on the net operating loss carryforward. Future changes in such a valuation would be included in the provision for deferred income taxes in the period of change.

7.  Transactions with related parties, commitments and
    contingencies:
    --------------------------------------------------
In 1997, the Company made net advances amounting to approximately $47,000 to companies owned and controlled by the Company's principal shareholders and officers ("affiliated companies"). During 1998 the Company received net advances of $260,200 and made net advances of approximately $335,000. Advances made and received were unsecured. Interest of 12% per annum was charged on inter-company advances. Interest incurred by the Company on advances from affiliated companies amounted to approximately $135,800 and $144,500 for the years ended December 31, 1998 and 1997, respectively.

     The Company incurred interest expense of approximately $112,500 and $217,500 during 1998 and 1997, respectively, on second mortgages held by limited partnerships in which the general partner is an affiliated company. The outstanding balances due under these second mortgages aggregated $2,500,000 and $200,000 at December 31, 1998 and 1997, respectively.

The Company received unsecured net advances from shareholders aggregating $1,237,800 through 1997. The outstanding balance of such advances approximated $967,700 at December 31, 1998. Interest of 12% per annum is charged on shareholder advances and during 1998 and 1997 the Company incurred interest expense of approximately $127,600 and $175,700, respectively, on such advances.

In 1998, general and administrative expenses include approximately $229,000 overhead charged by an affiliated company. The affiliated company provided, among other services, the overall management, purchasing, accounting and record keeping functions for the Company, as well as its corporate office premises. During 1998 and 1997, centralized payroll and personnel services were provided to Colony Cove and Lakeshore by another affiliated company. Overhead charges are determined by management.

A summary of transactions and/or balances with related parties is as follows:

                                  1998                  1997
  Advances from shareholders    $  967,700           $1,237,800
  Due to related parties           718,800              793,600
  Second mortgage payable            -                  200,000
  Interest expense                 423,400              537,700
  General, administrative and
   marketing                       322,000              322,000
                                 ---------            ---------
                                $2,338,900           $3,091,100
                                 =========            =========

              SUNVEST RESORTS, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              YEARS ENDED DECEMBER 31, 1998 AND 1997



7.  Transactions with related parties, commitments and
    contingencies (continued):
    --------------------------------------------------
In the opinion of management, the realization and payment of related party amounts will occur in the normal course of business.

Colony and Cove have each entered fifteen-year lease agreements with unrelated parties for management ("management companies") of their hotel and restaurant operations. The management companies operate rental programs, which allow participating owners of whole interests to rent their condominium units to hotel guests. Additionally, the Company's unsold condominium and timeshare units are rented to transients by the management companies on a rotational basis. The lease agreements for Colony and Cove extend through February, 2011 and September 2010, respectively. The lease agreements provide that the Company will receive three percent of the management companies' revenue from hotel operations and five percent of restaurant revenues (as defined). Additionally, the management companies remit to the Company a percentage of the gross rental revenues earned on Company owned units (Colony-45% and Cove-50%). Colony has waived the three percent rent through February 28, 1997.

Colony and Cove have recorded the Declarations of Condominium ("Declaration") with respect to the 302 units and 174 units converted to condominium effective March 4, 1996 and February 7, 1996, respectively. Cove guaranteed the condominium associations' estimated operating budgets through February 4, 1997. Thereafter, Cove paid its prorate share of the condominium associations' estimated operating budget on its unsold units in the same manner as other unit owners. Colony continued to guarantee its association's budget through December 31, 1997 ("the guarantee periods"). During the guarantee periods, Colony and Cove were not obligated to pay regular monthly assessments on their unsold units; instead they pay common expenses incurred in excess of maintenance assessments billed to individual unit owners ("shortfall"). Colony, at its option, elected to extend its guarantee period beyond December 31, 1997. The associations' shortfalls, together with maintenance assessments accrued on HVV's unsold timeshare units, aggregating approximately $714,000, have been capitalized as a cost of condominium units held for sale. The Company estimates that no additional shortfall will be funded by Colony and that rental income will offset any additional maintenance assessments incurred by HVV.

At December 31, 1998, property improvement and development costs include amounts accrued for developer funded converter reserves ($165,400), capitalized interest and taxes during the development stage ($552,300) and the condominium associations' shortfalls ($681,000). The Company has received approximately $22,500 of deposits on sales contracts for five (5) of the whole interest units representing an aggregate sales price of approximately $170,000. Additionally, HVV has received approximately $38,900 of deposits on 48 timeshare units of which 21 are non-cancelable sales contracts representing an aggregate sales price of approximately $95,000.

The year 2000 issue is the result of computer programs being written using two (2) digits rather than four (4) digits to define the year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This problem could force computers to either shut down or provide incorrect data or
information.   The  Company  utilizes generic  software  programs
developed, maintained and upgraded by independent computer software providers. In response to the year 2000 issue, management is relying on the providers of these software programs will resolve the date sensitive issue so that all critical systems will be in compliance prior to the year 2000. There can be no assurance that the providers of the software or the manufacturers of chips will resolve the issue.


             SUNVEST RESORTS, INC. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEET-SEPTEMBER 30, 1999

                            ASSETS


Cash and equivalents                             $  305,400
Deposit held in escrow                              216,000
Mortgage notes receivable                         1,398,100
Project costs                                     7,179,000
income producing property                         3,785,300
Land held for future development                  1,842,400
Deferred cost                                       140,400
Deferred income taxes                               168,400
Other                                                65,000
                                                  ---------
                                                $15,100,000
                                                 ==========



              LIABILITIES AND SHAREHOLDERS DEFICIT

Liabilities
Notes and mortgages payable personally
  guaranteed by shareholders                   $12,790,200
Accounts payable and accrued liabilities         1,462,300
Deposits on sales contracts                         49,700
Due to condominium associations                     49,100
Advances from shareholders                         679,000
Due to related parties                             769,100
                                                ----------
                                                15,799,400
                                                ----------
Minority interest                                  114,900
                                                ----------

Shareholders equity (deficiency)

Common stock,$.02 par, authorized
  25,000,000 shares; issued and,
  outstanding 8,877,532 shares                     177,500
Capital in excess of par                           579,600
Accumulated deficit                             (1,571,400)
                                                ----------
                                                  (814,300)
                                                ----------
                                               $15,100,000
                                                ==========

              SUNVEST RESORTS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF INCOME
               NINE MONTHS ENDED SEPTEMBER 30,1999



Revenue                                         $1,546,000
                                                 ---------
                                                 1,546,000
                                                 ---------

Cost of sales:                                   1,143,000
                                                 ---------
                                                 1,143,000
                                                 ---------
                                                   403,000
                                                 ---------

Operating expenses:
  Advertising, selling and promotion               245,800
  General and administrative                       857,100
                                                 ---------
                                                 1,102,900
                                                 ---------

Loss before other income(expenses)
  and income taxes                                (699,900)
                                                 ---------

Other income(expenses)
  Rents                                            795,600
  Interest income                                   77,600
  Other                                             88,600
  Interest expense                                (216,300)
                                                 ---------

                                                   745,500
                                                 ---------

Income before and income taxes                      45,600

Minority Interest                                        0
                                                 ---------

Income before income tax expense                    45,600

Income tax expense                                 (18,000)
                                                 ---------

Net income                                          27,600

Accumulated deficit, opening                    (1,599,000)
                                                 ---------

Accumulated deficit, ending                    ($1,571,400)
                                                 =========

             SUNVEST RESORTS, INC. AND SUBSIDIARIES
       CONSOLIDATED BALANCE SHEETS-SEPTEMBER 30,1999 & 1998

                             ASSETS

                                      1999          1998
                                      ----          ----
Cash and equivalents                $305,400      $133,000
Deposit held in escrow               216,000       191,500
Mortgage notes receivable          1,398,100     2,737,100
Project costs                      7,179,000     1,893,600
income producing property          3,785,300       912,500
Land held for future development   1,842,400        28,400
Deferred cost                        140,400       446,400
Deferred income taxes                186,400       168,900
Other                                 65,000       110,300
                                   ---------     ---------
                                 $15,118,000    $6,421,300
                                  ==========     =========



              LIABILITIES AND SHAREHOLDERS DEFICIT

Liabilities
Notes and mortgages payable
  personally guaranteed by
  shareholders                   $12,790,200    $4,744,000
Accounts payable and accrued
  liabilities                      1,462,300       560,100
Deposits on sales contracts           49,700       162,800
Due to condominium associations       49,100        55,400
Advances from shareholders           679,000       843,600
Due to related parties               813,500       760,200
                                  ----------     ---------
                                  15,843,400     7,126,100
                                  ----------     ---------
Minority interest                    104,900        99,800
                                  ----------     ---------
Shareholders deficit

Common stock, $.02 par,
  authorized 25,000,000 shares;
  issued and outstanding
  8.877,532 shares in 1998,
  9,866,032 in 1997                  177,500       177,500
Capital in excess of par             579,600       579,600
Accumulated deficit               (1,587,800)   (1,561,700)
                                   ---------     ---------
                                    (830,700)     (804,600)
                                   ---------     ---------

                                 $15,118,000    $5,421,300
                                  ==========     =========


             SUNVEST RESORTS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF OPERATIONS
            NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998



                                      1999          1998
                                      ----          ----

Revenue                           $1,546,000    $2,182,300

Cost of sales:                     1,143,000     1,527,600
                                   ---------     ---------
Gross Profit                         403,000       654,700
                                   ---------     ---------

Operating expenses:
  Advertising, selling and
    promotion                        245,800       154,800
  General and administrative         857,100       728,000
                                   ---------     ---------
                                   1,102,900       892,800
                                   ---------     ---------

Loss before other income(expenses)
  and income taxes                  (699,900)     (238,100)
                                   ---------     ---------

Other income(expenses)
  Rents                              795,600       333,300
  Interest income                     77,600        65,100
  Other                               88,600        78,900
  Interest expense                  (216,300)     (503,400)
                                   ---------     ---------

                                     745,500       (26,100)
                                   ---------     ---------

(Loss)Income before minority
  interest and income taxes           45,600      (264,200)

Minority Interest                     16,400        15,100
                                   ---------     ---------

Income before income tax
  expense (benefit)                  29,200       (279,300)

Income tax expense (benefit)         (18,000)     (111,700)
                                   ---------     ---------

Net (loss) income                     11,200      (167,500)
                                   =========     =========

Accumulated deficit, opening      (1,599,000)   (1,394,100)
                                   ---------     ---------

Accumulated deficit, ending      ($1,587,800)  ($1,561,700)
                                   =========     =========
             SUNVEST RESORTS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS
            NINE MONTHS ENDED SEPTEMBER 30,1999 & 1998



                                      1999          1998
                                      ----          ----

CASH FLOWS FROM OPERATION ACTIVITIES
  Net income (loss)               $   11,200    $ (167,600)

ADJUSTMENTS TO RECONCILE NET
INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
  (Increase) decrease in assets:
  deposits                            49,600       (12,500)
  Mortgage notes receivable          302,000       790,000
  Project costs,
     property and land             2,656,100    (1,272,000)
  Deferred assets                   (217,800)       68,400
  Other                              (79,900)      (72,800)

          cash used                2,710,000      (498,900)

  Increase (decrease) in liabilities:
  Notes and mortgages payable      1,492,000      (299,700)
  Accounts payable                   872,300        94,000
  Deposits                           (11,700)       20,000
  Due to condominium associations     (7,200)       (8,400)
                                   ---------     ---------
  Advances                          (194,400)     (290,400)

         cash provided             2,151,400      (621,700)
                                   ---------     ---------
  Cash (used) provided by
    operating activities            (547,400)     (290,400)
                                   ---------     ---------
  NET INCREASE (DECREASE) IN CASH   (547,400)     (290,400)
                                   ---------     ---------
  CASH - BEGINNING                   852,800       423,400
                                   ---------     ---------
  CASH - ENDING                     $305,400      $133,000
                                   =========     =========



                             PART III

Item 1.  Index to Exhibits                             Page
         2.1     Articles of Incorporation of
                 Registrant, dated August 6, 1996.       42
         2.2     Bylaws of Registrant                    47
         6(c).1  Sample of Stock Agreement relating to the
                 October 30, 1998, bonus plan offering.  71
         10.1    Consent of Hixson, Marin, Powell &
                 DeSanctis, P.A., CPA's.                 74


                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SUNVEST RESORTS, INC.
                              (Registrant)

November 22, 1999        By:       /S/ Herbert Hirsch
                             __________________________________
                              Herbert Hirsch
                              President and Chief
                              Executive Officer
________________________________________________________________
EXHIBIT 2.1  ARTICLES OF INCORPORATION OF REGISTRANT, DATED
AUGUST 6, 1996
________________________________________________________________

                       ARTICLES OF INCORPORATION
                                  OF
                         SUNVEST RESORTS, INC.


     The undersigned, for the purposes of forming a corporation for profit under the laws of Florida, adopts the following
Articles of Incorporation:


                             ARTICLE 1
                         NAME AND ADDRESS

     Section 1.1    Name.  The name of the Corporation is SunVest
Resorts, Inc.

     Section 1.2 Address of Principal Office. The address of the principal office of the corporation is 307 S. 21st Avenue, Hollywood, Florida 33020.

     Section 1.3 Mailing Address. The mailing address of the corporation is Korn & Korn, P.C., P. O. Box 8020, Hallandale,
Florida 33008.

                             ARTICLE 2
                             DURATION

     Section 2.1 Duration. This corporation shall exist perpetually. Corporate existence shall commence on the date these Articles are executed, except that if they are not filed by the Department of State of Florida within five business days after they are executed, corporate existence shall commence upon filing by the Department of State.


                             ARTICLE 3
                             PURPOSES

     Section 3.1 Purposes. this corporation is organized for the purposes of transacting any or all lawful business permitted under the laws of the United States and of the State of Florida.


                             ARTICLE 4
                              CAPTIAL
     Section 4.1 Authorized Capital. The maximum number of shares of stock which this corporation is authorized to have outstanding at any one time is 25,,000,000 shares of voting common stock having a par value of $.02 per share.


                             ARTICLE 5
                INITIAL REGISTERED OFFICE AND AGENT

     Section 5.1 Name and Address. the street address of the initial registered office of this corporation is 200 Laura
Street, Jacksonville, Florida 32202, and the name of the initial registered agent of this corporation at that address is F&L Corp.


                             ARTICLE 6
                             DIRECTORS

     Section 6.1 Number. This corporation shall have four (4) director(s) initially, The number of directors may be increased or diminished from time to time by the bylaws, but shall never be less than one.

     Section 6.2 Initial Directors. the name and address of the members of the first board of directors of the corporation are:

     NAME              ADDRESS
     ____              _______
     Harvey Birdman    307 S. 21st Avenue
                       Hollywood, Florida 33020

    Diane Birdman      307 S. 21st Avenue
                       Hollywood, Florida 33020

    Louis Birdman      307 S. 21st Avenue
                       Hollywood, Florida 33020

    Herbert Hirsch     307 S. 21st Avenue
                       Hollywood, Florida 33020


                             ARTICLE 7
                              BYLAWS


     Section 7.1 Bylaws. the initial bylaws of this corporation shall be adopted by the board of directors. Bylaws may be amended or repealed from time to time by either the board of directors or the shareholders, but the board of directors shall not alter, amend or repeal any bylaw adopted by the shareholders if the shareholders specifically provide that such bylaw is not subject to amendment or repeal by the board of directors.


                             ARTICLE 8
                            INCORPORATOR

     Section 8.1    Name and Address.  The name and street
address of the incorporator of this corporation is:

     NAME              ADDRESS
     ____              _______
     Harvey Birdman    307 S. 21st Avenue
                       Hollywood, Florida 33020


                             ARTICLE 9
                          INDEMNIFICATION

     Section 9.1 Indemnification. The board of directors is specifically authorized to make provision for indemnification of directors, officers, employees and agents to the full extent permitted by law.


                             ARTICLE 10
                             AMENDMENT

     Section 10.1 Amendment. this corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation, and any right conferred upon the shareholders is subject to this reservation.

     IN WITNESS WHEREOF, the incorporator has executed these Articles on August 6, 1996..



                              /S/ Harvey Birdman
                         -----------------------------------
                         Harvey Birdman, Incorporator
          ACCEPTANCE OF APPOINTMENT AS REGISTERED AGENT

     Having been named to accept service of process for the above stated corporation, at the place designated in the above Articles of Incorporation, I hereby agree to act in this capacity, and I further agree to comply with the provisions of all statutes relative to the proper and complete performance of my duties. I am familiar with and accept the obligations of a registered agent.


                    F&L CORP., Registered Agent


                             /S/ Charles V. Hedrick
                    ____________________________________________
                    By: Charles V. Hedrick, Authorized Signatory

                   Date: August 13, 1996

________________________________________________________________
EXHIBIT  2.2  BYLAWS OF REGISTRANT
________________________________________________________________

















                               BYLAWS

                                 OF

                        SUNVEST RESORTS, INC.
                       (a Florida corporation)
                       TABLE OF CONTENTS

                           ARTICLE I

                          Definitions
                          -----------

Section 1.1    Definitions................................1

                           ARTICLE 2

                            Offices
                            -------

Section 2.1    Principal and Business Offices.............1
Section 2.2    Registered Office..........................1

                           ARTICLE 3

                         Shareholders
                         ------------

Section 3.1    Annual Meeting.............................2
Section 3.2    Special Meetings...........................2
Section 3.3    Place of Meetings..........................2
Section 3.4    Notice of Meeting..........................2
Section 3.5    Waiver of Notice...........................3
Section 3.6    Fixing of Record Date......................3
Section 3.7    Shareholders' List for Meetings............4
Section 3.8    Quorum.....................................5
Section 3.9    Voting of Shares...........................5
Section 3.10   Vote Required..............................5
Section 3.11   Conduct of Meeting.........................6
Section 3.12   Inspectors of Election.....................6
Section 3.13   Proxies....................................6
Section 3.14   Action by Shareholders Without Meeting.....7
Section 3.15   Acceptance of Instruments Showing
               Shareholder Action.........................8

                            ARTICLE 4

                       Board of Directors
                       ------------------

Section 4.1    General Powers and Number..................8
Section 4.2    Qualifications.............................9
Section 4.3    Term of Office.............................9
Section 4.4    Removal....................................9
Section 4.5    Resignation................................9
Section 4.6    Vacancies..................................9
Section 4.7    Compensation...............................9
Section 4.8    Regular Meetings...........................9
Section 4.9    Special Meetings..........................10
Section 4.10   Notice....................................10
Section 4.11   Waiver of Notice..........................10
Section 4.12   Quorum and Voting.........................10
Section 4.13   Conduct of Meetings.......................10
Section 4.14   Committees................................11
Section 4.15   Action Without Meeting....................12

                          ARTICLE 5

                          Officers
                          --------

Section 5.1    Number....................................12
Section 5.2    Election and Term of Office...............12
Section 5.3    Removal...................................12
Section 5.4    Resignation...............................12
Section 5.5    Vacancies.................................12
Section 5.6    President.................................13
Section 5.7    Vice Presidents...........................13
Section 5.8    Secretary.................................13
Section 5.9    Treasurer.................................14
Section 5.10   Assistant Secretaries and Assistant
               Treasurers................................14
Section 5.11   Other Assistants and Acting Officers......14
Section 5.12   Salaries..................................14

                           ARTICLE 6

    Contracts, Checks and Deposits; Special Corporate Acts
    ------------------------------------------------------

Section 6.1    Contracts.................................14
Section 6.2    Checks, Drafts, etc.......................15
Section 6.3    Deposits..................................15
Section 6.4    Voting of Securities Owned by Corporation.15

                           ARTICLE 7

          Certificates for Shares; Transfer of Shares
          -------------------------------------------

Section 7.1    Consideration for Shares..................15
Section 7.2    Certificates for Shares...................16
Section 7.3    Transfer of Shares........................16
Section 7.4    Restrictions on Transfer..................17
Section 7.5    Lost, Destroyed, or Stolen Certificates...17
Section 7.6    Stock Regulations.........................17

                             ARTICLE 8

                               Seal
                               ----
Section 8.1    Seal......................................17

                             ARTICLE 9

                          Books and Records
                          -----------------

Section 9.1    Books and Records.........................17
Section 9.2    Shareholders' Inspection Rights...........18
Section 9.3    Distribution of Financial Information.....18
Section 9.4    Other Reports.............................18

                            ARTICLE 10

                         Indemnification
                         ---------------

Section 10.1   Provision of Indemnification              18

                            ARTICLE 11

                            Amendments
                            ----------

Section 11.1   Power to Amend............................19
Section 11.2   Implied Amendments........................19


                          ARTICLE 1

                         Definitions
                         -----------

     Section 1.1 Definitions. The following terms shall have the following meanings for purposes of these bylaws:

     "Act" means the Florida Business Corporation Act, as it may be amended from time to time, or any successor legislation thereto.

     "Deliver" or "delivery" includes delivery by hand; United
States mail; facsimile, telegraph, teletype or other form of electronic transmission; and private mail carriers handling nationwide mail services.

     "Distribution" means a direct or indirect transfer of money or other property (except shares in the corporation) or an incurrence of indebtedness by the corporation to or for the benefit of shareholders in respect of any of the corporation's shares. A distribution may be in the form of a declaration or payment of a dividend; a purchase, redemption, or other acquisition of shares; a distribution of indebtedness; or otherwise.

     "Principal office" means the office (within or without the State of Florida) where the corporation's principal executive offices are located, as designated in the articles of incorporation or other initial filing until an annual report has been filed with the Florida Department of State, and thereafter as designated in the annual report.


                            ARTICLE 2

                             Offices
                             -------

     Section 2.1    Principal and Business Offices.  The
corporation may have such principal and other business offices, either within or without the State of Florida, as the Board of Directors may designate or as the business of the corporation may require from time to time.

     Section 2.2 Registered Office. The registered office of the corporation required by the Act to be maintained in the State of Florida may but need not be identical with the principal office if located in the State of Florida, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

                             ARTICLE 3

                           Shareholders
                           ------------

     Section 3.1 Annual Meeting. The annual meeting of shareholders shall be held within four months after the close of each fiscal year of the corporation on a date and at a time and place designated by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day fixed as herein provided for any annual meeting of shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of shareholders as soon thereafter as is practicable.

     Section 3.2    Special Meetings.

          (a)       Call by Directors or President. Special
meetings of shareholders, for any purpose or purposes, may be called by the Board of Directors, the Chairman of the Board (if any) or the President.

          (b) Call by Shareholders. The corporation shall call a special meeting of shareholders in the event that the holders of at least ten percent of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the Secretary one or more written demands for the meeting describing one or more purposes for which it is to be held. The corporation shall give notice of such a special meeting within sixty days after the date that the demand is delivered to the corporation.

     Section 3.3 Place of Meeting. The Board of Directors may designate any place, either within or without the State of Florida, as the place of meeting for any annual or special meeting of shareholders. If no designation is made, the place of meeting shall be the principal office of the corporation.

     Section 3.4     Notice of Meeting.

          (a) Content and Delivery. Written notice stating the date, time, and place of any meeting of shareholders and, in the case of a special meeting, the purpose or purposes for which the meeting, is called, shall be delivered not less than ten days nor more than sixty days before the date of the meeting by or at the direction of the President or the Secretary, or the officer or persons duly calling the meeting, to each shareholder of record entitled to vote at such meeting and to such other persons as required by the Act. Unless the Act requires otherwise, notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called. if mailed, notice of a met,-ting of shareholders shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his or her address as it appears on the stock record books of the corporation, with postage thereon prepaid.

          (b) Notice of Adjourned Meeting. If an annual or special meeting of shareholders is adjourned to a different date, time, or place, the corporation shall not be required to give notice of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment; provided, however, that if a new record date for an adjourned meeting is or must be fixed, the corporation shall give notice of the adjourned meeting to persons who are shareholders as of the new record date who are entitled to notice of the meeting.

          (c)        No Notice Under Certain Circumstances.
Notwithstanding the other provisions of this Section, no notice of a meeting of shareholders need be given to a shareholder if:
(a) an annual report and proxy statement for two consecutive annual meetings of shareholders, or (b) all, and at least two checks in payment of dividends or interest on securities during a twelve-month period, have been sent by first-class, United States mail, addressed to the shareholder at his or her address as it appears on the share transfer books of the corporation, and returned undeliverable. The obligation of the corporation to give notice of a shareholders' meeting to any such shareholder shall be reinstated once the corporation has received a new address for such shareholder for entry on its share transfer books.

     Section 3.5     Waiver of Notice.

          (a) Written Waiver. A shareholder may waive any notice required by the Act or these bylaws before or after the date and time stated for the meeting in the notice. The waiver shall be in writing and signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice.

          (b) Waiver by Attendance. A shareholder's attendance at a meeting, in person or by proxy, waives objection to all of the following: (a) lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (b) consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting, notice, unless the shareholder objects to considering the matter when it is presented.

     Section 3.6     Fixing of Record Date.

          (a) General. The Board of Directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to notice of a shareholders' meeting, entitled to vote, or take any other action. In no event may a record date fixed by the Board of Directors be a date preceding the date upon which the resolution fixing the record date is adopted or a date more than seventy days before the date of meeting or action requiring a determination of shareholders.

          (b)        Special Meeting.  The record date for
determining shareholders entitled to demand a special meeting shall be the close of business on the date the first shareholder delivers his or her demand to the corporation.

          (c) Shareholder Action by Written Consent. If no prior action is required by the Board of Directors pursuant to the Act, the record date for determining shareholders entitled to take action without a meeting shall be the close of business on the date the first signed written consent with respect to the action in question is delivered to the corporation, but if prior action is required by the Board of Directors pursuant to the Act, such record date shall be the close of business on the date on which the Board of Directors adopts the resolution taking such prior action unless the Board of Directors otherwise fixes a record date.

          (d) Absence of Board Determination for Shareholders' Meeting.. If the Board of Directors does not determine the record date for determining shareholders entitled to notice of and to vote at an annual or special shareholders' meeting, such record date shall be the close of business on the day before the first notice with respect thereto is delivered to shareholders.

          (e) Adjourned Meeting. A record date for determining shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

          (f) Certain Distributions. If the Board of Directors does not determine the record date for determining shareholders entitled to a distribution (other than one involving a purchase, redemption, or other acquisition of the corporation's shares or a share dividend), such record date shall be the close of business on the date on which the Board of Directors authorizes the distribution.

     Section 3.7     Shareholders' List for Meetings.

          (a) Preparation and Availability. After a record date for a meeting of shareholders has been fixed, the corporation shall prepare an alphabetical list of the names of all of the shareholders entitled to notice of the meeting. The list shall be arranged by class or series of shares, if any, and show the address of and number of shares held by each shareholder. Such list shall be available for inspection by any shareholder for a period of ten days prior to the meeting or such shorter time as exists between the record date and the meeting date, and continuing through the meeting, at the corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the corporation's transfer agent or registrar, if any. A shareholder or his or her agent may, on written demand, inspect the list, subject to the requirements of the Act, during regular business hours and at his or her expense, during the period that it is available for inspection pursuant to this Section. The corporation shall make the shareholders' list available at the meeting and any shareholder or his or her agent or attorney may inspect the list at any time during the meeting or any adjournment thereof.

          (b) Prima Facie Evidence. The shareholders' list is prima facie evidence of the identity of shareholders entitled to examine the shareholders' list or to vote at a meeting of shareholders.

          (c) Failure to Comply. If the requirements of this Section have not been substantially complied with, or if the corporation refuses to allow a shareholder or his or her agent or attorney to inspect the shareholders' list before or at the meeting, on the demand of any shareholder, in person or by proxy, who failed to get such access, the meeting shall be adjourned until such requirements are complied with. Refusal or failure to prepare or make available the shareholders' list shall not affect the validity of any action taken at a meeting of shareholders.

          (d)        Sale or Distribution of Information
Prohibited.  A shareholder may not sell or otherwise distribute
Any information or records inspected under this Section, except to the extent permitted by the Act.

     Section 3.8     Quorum.

          (a) What Constitutes a Quorum. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. If the corporation has only one class of stock outstanding, such class shall constitute a separate voting group for purposes of this Section. Except as otherwise provided in the Act, a majority of the votes entitled to be cast on the matter shall constitute a quorum of the voting group for action on that matter.

          (b) Presence of Shares. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting.

          (c) Adjournment in Absence of Quorum. Where a quorum is not present, the holders of a majority of the shares represented and who would be entitled to vote at the meeting if a quorum were present may adjourn such meeting from time to time.

     Section 3.9 Voting of Shares. Each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a meeting of shareholders.

     Section 3.10    Vote Required.

          (a)        Matters Other Than Election of Directors.
If a quorum exists, except in the case of the election of directors, action on a matter shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the Act requires a greater number of affirmative votes.

          (b) Election of Directors. Each director shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present. Each shareholder who is entitled to vote at an election of directors has the right to vote the number of shares owned by him or her for as many persons as there are directors to be elected. Shareholders do not have a right to cumulate their votes for directors.

     Section 3.11 Conduct of Meeting. The Chairman of the Board of Directors, and if there be none, or in his or her absence, the President, and in his or her absence, any person chosen by the shareholders present shall call a shareholders' meeting to order and shall act as presiding officer of the meeting, and the Secretary of the corporation shall act as secretary of all meetings of the shareholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting. The presiding officer of the meeting shall have broad discretion in determining the order of business at a shareholders' meeting. The presiding officer's authority to conduct the meeting shall include, but in no way be limited to, recognizing shareholders entitled to speak, calling for the necessary reports, stating questions and putting them to a vote, calling for nominations, and announcing the results of voting. The presiding officer also shall take such actions as are necessary and appropriate to preserve order at the meeting. The rules of parliamentary procedure need not be observed in the conduct of shareholders' meetings; however, meetings shall be conducted in accordance with accepted usage and common practice with fair treatment to all who are entitled to take part.

     Section 3.12 Inspectors of Election. Inspectors of election may be appointed by the Board of Directors to act at any meeting, of shareholders at which any vote is taken. If inspectors of election are not so appointed, the presiding officer of the meeting may, and on the request of any shareholder shall, make such appointment. The inspectors of election shall determine the number of shares outstanding, the voting rights with respect to each the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; receive votes, ballots, consents, and waivers; hear and determine all challenges and questions arising in connection with the vote; count and tabulate all votes, consents, and waivers; determine and announce the result; and do such acts as are proper to conduct the election or vote with fairness to all shareholders. No inspector, whether appointed by the Board of Directors or by the person acting as presiding officer of the meeting, need be a shareholder.

     Section 3.13    Proxies.

          (a)        Appointment.  At all meetings of
shareholders, a shareholder may vote his or her shares in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form, either personally or by his or her attorney-in-fact. If an appointment form expressly provides, any proxy holder may appoint, in writing, a substitute to act in his or her place. A telegraph, telex, or a cablegram, a facsimile transmission of a signed appointment form, or a photographic, photostatic, or equivalent reproduction of a signed appointment form is a Sufficient appointment form.

          (b) When Effective. An appointment of a proxy is effective when received by the Secretary or other officer or agent of the corporation authorized to tabulate votes. An appointment is valid for up to eleven months unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

     Section 3.14    Action by Shareholders Without Meeting.

          (a) Requirements for Written Consents. Any action required or permitted by the Act to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if one or more written consents describing the action taken shall be signed and dated by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such consents must be delivered to the principal office of the corporation in Florida, the corporation's principal place of business, the Secretary, or another officer or agent of the corporation having custody of the books in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the date of the earliest dated consent delivered in the manner required herein, written consents signed by the number of holders required to take action are delivered to the corporation by delivery as set forth in this Section.

          (b) Revocation of Written Consents. Any written consent may be revoked prior to the date that the corporation receives the required number of consents to authorize the proposed action. No revocation is effective unless in writing and until received by the corporation at its principal office in Florida or its principal place of business, or received by the Secretary or other officer or agent having custody of the books in which proceedings of meetings of shareholders are recorded.

          (c)        Notice to Nonconsenting Shareholders.
Within ten days after obtaining such authorization by written consent, notice must be given in writing to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action be such for which dissenters' rights are provided under the Act, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with the provisions of the Act regarding the rights of dissenting shareholders.

          (d) Same Effect as Vote at Meeting. A consent signed under this Section has the effect of a meeting vote and may be described as such in any document. Whenever action is taken by written consent pursuant to this Section, the written consent of the shareholders consenting thereto or the written reports of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.

     Section 3.15 Acceptance of Instruments Showing Shareholder Action. If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation, if acting in good faith, may accept the vote, consent, waiver, or proxy appointment and give it effect as the act of a shareholder. If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of a shareholder, the corporation, if acting in good faith, may accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if any of the following apply:

          (a) The shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

          (b) The name signed purports to be that of a administrator, executor, guardian, personal representative, or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation is presented with respect to the vote, consent, waiver, or proxy appointment;

          (c) The name signed purports to be that of a receiver or trustee in bankruptcy, or assignee for the benefit of creditors of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation is presented with respect to the vote, consent, waiver, or proxy appointment;

          (d) The name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder is presented with respect to the vote, consent, waiver, or proxy appointment; or

          (e) Two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all co-owners.

The corporation may reject a vote, consent, waiver, or proxy appointment if the Secretary or other officer or agent of the corporation who is authorized to tabulate votes, acting, in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

                              ARTICLE 4

                          Board of Directors
                          ------------------

     Section 4.1 General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the Board of Directors. The corporation shall have five (5) directors initially. The number of directors may be increased or decreased from time to time by vote of the shareholders, but shall never be less than one nor more than ten.

     Section 4.2 Qualifications. Directors must be natural persons who are eighteen years of age or older but need not be residents of this state or shareholders of the corporation.

     Section 4.3 Term of Office. Each director shall hold office until the next annual meeting of shareholders and until his or her successor shall have been elected and, if necessary, qualified, or until there is a decrease in the number of directors which takes effect after the expiration of his or her term, or until his or her prior death, resignation or removal.

     Section 4.4 Removal. The shareholders may remove one or more directors with or without cause. A director may be removed by the shareholders at a meeting of shareholders, provided that the notice of the meeting states that the purpose, or one of the purposes, of the meeting is such removal.

     Section 4.5 Resignation. A director may resign at any time by delivering written notice to the Board of Directors or its Chairman (if any) or to the corporation. A director's resignation is effective when the notice is delivered unless the notice specifies a later effective date.

     Section 4.6     Vacancies.

          (a) Who May-Fill Vacancies. Whenever any vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, it may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, or by the shareholders. If the directors first fill a vacancy, the shareholders shall have no further right with respect to that vacancy, and if the shareholders first fill the vacancy, the directors shall have no further rights with respect to that vacancy.

          (b) Prospective Vacancies. A vacancy that will occur at a specific later date, because of a resignation effective at a later date or otherwise, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

     Section 4.7 Compensation. The Board of Directors, irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers, or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers, and employees and to their families, dependents, estates, or beneficiaries on account of prior services rendered to the corporation by such directors, officers, and employees.

     Section 4.8 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of shareholders and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of shareholders which precedes it, or such other suitable place as may be announced at such meeting of shareholders. The Board of Directors may provide, by resolution, the date, time, and place, either within or without the State of Florida, for the holding of additional regular meetings of the Board of Directors without other notice than such resolution.

     Section 4.9 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board (if any) the President or one-third of the members of the Board of Directors. The person or persons calling the meeting may fix any place, either within or without the State of Florida, as the place for holding any special meeting of the Board of Directors, and if no other place is fixed, the place of the meeting shall be the principal office of the corporation in the State of Florida.

     Section 4.10    Notice.  Special meetings of the Board of
Directors must be preceded by at least two days' notice of the date, time, and place of the meeting. The notice need not describe the purpose of the special meeting.

     Section 4.11 Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

     Section 4.12 Quorum and Voting. A quorum of the Board of Directors consists of a majority of the number of directors prescribed by these bylaws. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (a) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding it or transacting specified business at the meeting; or (b) he or she votes against or abstains from the action taken.

     Section 4.13    Conduct of-Meetings.

          (a) Presiding Officer. The Board of Directors may elect from among its members a Chairman of the Board of Directors, who shall preside at meetings of the Board of Directors. The Chairman, and if there be none, or in his or her absence, the President, and in his or her absence, a Vice President in the order provided under the Section of these bylaws titled "Vice Presidents," and in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as presiding officer of the meeting.

          (b) Minutes. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any other person present to act as secretary of the meeting. Minutes of any regular or special meeting of the Board of Directors shall be prepared and distributed to each director.

          (c) Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting, shall be given to the directors who are not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

          (d) Participation by Conference Call or Similar Means. The Board of Directors may permit any or all directors to participate in a regular or a special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

     Section 4.14 Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

          (a) approve or recommend to shareholders actions or proposals required by the Act to be approved by shareholders;

          (b) fill vacancies on the Board of Directors or any committee thereof;

          (c)        adopt, amend, or repeal these bylaws;

          (d) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or

          (e) authorize or approve the issuance or sale or contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a voting group except that the Board of Directors may authorize a committee (or a senior executive officer of the corporation) to do so within limits specifically prescribed by the Board of Directors.

Each committee must have two or more members, who shall serve at the pleasure of the Board of Directors. The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee. The provisions of these bylaws which govern meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors apply to committees and their members as well.

     Section 4.15 Action Without Meeting. Any action required or permitted by the Act to be taken at a meeting of the Board of Directors or a committee thereof may be taken without a meeting if the action is taken by all members of the Board or of the committee. The action shall be evidenced by one or more written consents describing the action taken, signed by each director or committee member and retained by the corporation. Such action shall be effective when the last director or committee member signs the consent, unless the consent specifies a different effective date. A consent signed under this Section has the effect of a vote at a meeting and may be described as such in any document.

                           ARTICLE 5

                            Officers
                            --------

     Section 5.1 Number. The principal officers of the corporation shall be a President, the number of Vice Presidents, as authorized from time to time by the Board of Directors, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. The Board of Directors may also authorize any duty appointed officer to appoint one or more officers or assistant officers. The same individual may simultaneously hold more than one office.

     Section 5.2 Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as is practicable. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation, or removal.

     Section 5.3 Removal. The Board of Directors may remove any officer and, unless restricted by the Board of Directors, an officer may remove any officer or assistant officer appointed by that officer, at any time, with or without cause and notwithstanding the contract rights, if any, of the officer removed. The appointment of an officer does not of itself create contract rights.

     Section 5.4 Resignation. An officer may resign at any time by delivering notice to the corporation. The resignation shall be effective when the notice is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date. If a resignation is made effective at a later date and the corporation accepts the future effective date, the pending vacancy may be filled before the effective date but the successor may not take office until the effective date.

     Section 5.5 Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification, or otherwise, shall be filled as soon thereafter as practicable by the Board of Directors for the unexpired portion of the term.

     Section 5.6 President. The President shall be the chief executive officer of the corporation and, subject to the direction of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. The President shall, when present, preside at all meetings of the shareholders and, if no Chairman of the Board has been elected, shall preside at all meetings of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he or she shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the Board of Directors, and to execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, contracts, leases, reports, and all other documents or instruments necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, the President may authorize any Vice President or other officer or agent of the corporation to execute and acknowledge such documents or instruments in his or her place and stead. In general he or she shall perform all duties incident to the off-ice of President and such other duties as may be prescribed by the Board of Directors from time to time.

     Section 5.7 Vice Presidents. In the absence of the President or in the event of the President's death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if any (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the President, and when so actin-, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the Board of Directors; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

     Section 5.8 Secretary. The Secretary shall: (a) keep, or cause to be kept, minutes of the meetings of the shareholders and of the Board of Directors (and of committees thereof in one or more books provided for that purpose (including records of actions taken by the shareholders or the Board of Directors (or committees thereof without a meeting); (b) be custodian of the corporate records and of the seal of the corporation, if any, and if the corporation has a seal, see that it is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (c) authenticate the records of the corporation; (d) maintain a record of the shareholders of the corporation, in a form that permits preparation of a list of the names and addresses of all shareholders, by class or series of shares and showing the number and class or series of shares held by each shareholder; (e) have general charge of the stock transfer books of the corporation; and (f) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned by the President or by the Board of Directors.

     Section 5.9 Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) maintain appropriate accounting records; (c) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies, or other depositories as shall be selected in accordance with the provisions of these bylaws; and
(d) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

     Section 5.10 Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

     Section 5.11 Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint, or to authorize any duly appointed officer of the corporation to appoint, any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors or an authorized officer shall have the power to perform all the duties of the office to which he or she is so appointed to be an assistant, or as to which he or she is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors or the appointing officer.

     Section 5.12 Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the corporation.

                            ARTICLE 6

     Contracts, Checks and Deposits; Special Corporate Acts
     ------------------------------------------------------

     Section 6.1 Contracts. The Board of Directors may authorize any officer or officers, or any agent or agents to enter into any contract or execute or deliver any instrument in the name of and on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages, and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or one of the Vice Presidents, if any; the Secretary or an Assistant Secretary, when necessary or required, shall attest and affix the corporate seal, if any, thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

     Section 6.2 Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the Board of Directors.

     Section 6.3 Deposits. All funds of the corporation not other-wise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies, or other depositories as may be selected by or under the authority of a resolution of the Board of Directors.

     Section 6.4 Voting of Securities Owned by Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he or she be present, or in his or her absence, by any Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his or her absence, of any Vice President, it is desirable for this corporation to execute a proxy or written consent in respect of any such shares or other securities, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents, if any, of this corporation, without necessity of any authorization by the Board of Directors, affixation of corporate seal, if any, or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full fight, power, and authority to vote the shares or other securities issued by such other corporation and owned or controlled by this corporation the same as such shares or other securities might be voted by this corporation.

                             ARTICLE 7

           Certificates for Shares; Transfer of Shares
           -------------------------------------------

     Section 7.1 Consideration for Shares. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, promises to perform services evidenced by a written contract, or other securities of the corporation. Before the corporation issues shares, the Board of Directors shall determine that the consideration received or to be received for the shares to be issued is adequate. The determination of the Board of Directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid, and nonassessable. The corporation may place in escrow shares issued for future services or benefits or a promissory note, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the note is paid, or the benefits are received.
If the services are not performed, the note is not paid, or the benefits are not received, the corporation may cancel, in whole or in part, the shares escrowed or restricted and the distributions credited.

     Section 7.2 Certificates for Shares. Every holder of shares in the corporation shall be entitled to have a certificate representing all shares to which he or she is entitled unless the Board of Directors authorizes the issuance of some or all shares without certificates. Any such authorization shall not affect shares already represented by certificates until the certificates are surrendered to the corporation. If the Board of Directors authorizes the issuance of any shares without certificates, within a reasonable time after the issue or transfer of any such shares, the corporation shall send the shareholder a written statement of the information required by the Act to be set forth on certificates, including any restrictions on transfer. Certificates representing shares of the corporation shall be in such form, consistent with the Act, as shall be determined by the Board of Directors. Such certificates shall be signed (either manually or in facsimile) by the President or any Vice President or any other persons designated by the Board of Directors and may be sealed with the seal of the corporation or a facsimile thereof. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. Unless the Board of Directors authorizes shares without certificates, all certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in these bylaws with respect to lost, destroyed, or stolen certificates. The validity of a share certificate is not affected if a person who signed the certificate (either manually or in facsimile) no longer holds office when the certificate is issued.

     Section 7.3 Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications, and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register a transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged any such duty. The corporation may require reasonable assurance that such endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or tinder the authority of the Board of Directors.

     Section 7.4 Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation as required by the Act of any restriction imposed by the corporation upon the transfer of such shares.

     Section 7.5 Lost, Destroyed, or Stolen Certificates. Unless the Board of Directors authorizes shares without certificates, where the owner claims that certificates for shares have been lost, destroyed, or wrongfully taken, a new certificate shall be issued in place thereof if the owner (a) so requests before the corporation has notice that Such shares have been acquired by a bona fide purchaser, (b) files with the corporation a sufficient indemnity bond if required by the Board of Directors or any principal officer, and (c) satisfies such other reasonable requirements as may be prescribed by or under the authority of the Board of Directors.

     Section 7.6 Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with law as they may deem expedient concerning the issue, transfer, and registration of shares of the corporation.

                               ARTICLE 8

                                  Seal
                                  ----

     Section 8.1 Seal. The Board of Directors may provide for a corporate seal for the corporation.

                                ARTICLE 9

                            Books and Records
                            -----------------

     Section 9.1     Books and Records.

          (a) The corporation shall keep as permanent records minutes of all meetings of the shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the corporation.

          (b)        The corporation shall maintain accurate
accounting records.

          (c) The corporation or its agent shall maintain a record of the shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each.

          (d) The corporation shall keep a copy of all written communications within the preceding three years to all shareholders generally or to all shareholders of a class or series, including the financial statements required to be furnished by the Act, and a copy of its most recent annual report delivered to the Department of State.

     Section 9.2     Shareholders' Inspection Rights.
Shareholders are entitled to inspect and copy records of the corporation as permitted by the Act.

     Section 9.3 Distribution of Financial Information. The corporation shall prepare and disseminate financial statements to shareholders as required by the Act.

     Section 9.4     Other Reports.  The corporation shall
disseminate such other reports to shareholders as are required by the Act, including reports regarding indemnification in certain circumstances and reports regarding the issuance or authorization for issuance of shares in exchange for promises to render services in the future.

                            ARTICLE 10

                         Indemnification
                         ---------------

     Section 10.1 Provision of Indemnification. The corporation shall, to the fullest extent permitted or required by the Act, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the corporation to provide broader indemnification rights than prior to such amendment), indemnify its Directors or Officers against any and all Liabilities, and advance any and all reasonable Expenses incurred in any Proceeding to which any such Director or Officer is or is threatened to be made a Party or a witness because he or she is or was a Director or Officer of the corporation. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against Liabilities or the advancement of Expenses which a Director or Officer may be entitled under any written agreement, Board resolution, vote of shareholders, the Act, or otherwise. The corporation may, but shall not be required to, supplement the foregoing rights to indemnification against Liabilities and advancement of Expenses by the purchase of insurance on behalf of any one or more of its Directors or Officers whether or not the corporation would be obligated to indemnify or advance Expenses to such Director or Officer under this Article. For purposes of this Article, the terms "Directors" and "Officers" includes former directors or officers and any directors or officers who are or were serving at the request of the corporation as directors, officers, employees, or agents of another corporation, partnership, joint venture, trust, or other enterprise, including,, without limitation, any employee benefit plan (other than in the capacity as agents separately retained and compensated for the provision of goods or services to the enterprise, including, without limitation, attorneys-at-law, accountants, and financial consultants). All other capitalized terms used in this Article and not otherwise defined herein shall have the meaning set forth in Section 607.0850, Florida Statutes, as amended. The provisions of this Article are intended solely for the benefit of the indemnified parties described herein, their heirs and personal representatives and shall not create any rights in favor of third parties. No amendment to or repeal of this Article shall diminish the rights of indemnification provided for herein prior to such amendment or repeal.

                           ARTICLE 11

                           Amendments
                           ----------

     Section 11.1 Power to Amend. These bylaws may be amended or repealed by either the Board of Directors or the shareholders, unless the Act reserves the power to amend these bylaws generally or any particular bylaw provision, as the case may be, exclusively to the shareholders or unless the shareholders, in amending or repealing these bylaws generally or any particular bylaw provision, provide expressly that the Board of Directors may not amend or repeal these bylaws or such bylaw provision, as the case may be.

     Section 11.2    Implied Amendments.  Any action taken or
authorized by the shareholders or by the Board of Directors which would be inconsistent with the bylaws then in effect but which is taken or authorized by affirmative vote of not less than the number of shares or the number of directors required to amend the bylaws so that the bylaws would be consistent with such action shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.
_____________________________________________________________________________
EXHIBIT 6(c).1 SAMPLE OF STOCK AGREEMENT RELATING TO THE OCTOBER
30, 1998 BONUS PLAN OFFERING
_____________________________________________________________________________


                              STOCK AGREEMENT

     This Stock Agreement is entered into effective the 30th day of October, 1998, by and between SunVest Resorts, Inc. (the "Company"), and the undersigned individual more particularly described as "Recipient" on Exhibit "A" attached hereto and incorporated herein by reference (the "Recipient").

     NOW, THEREFORE, based on the mutual covenants, conditions and restrictions contained herein, the parties hereto agree as follows:

1. Stock. The Company shall pay, as soon as practicable upon signing this Stock Agreement, the Stock to the Recipient.

2. Nature of Stock. The Stock shall be paid, in kind, in the form of common stock of the Company (the "Shares"). Any Shares transferred pursuant to this Stock Agreement are intended to be issued pursuant to Rule 701 under the Securities Act of 1933 (the "Act").

3. Tax Effect. Recipient acknowledges to Company that (a) he/she shall seek independent advice regarding the income tax effects of the Stock and (b) he/she understands that the Shares received by him/her are restricted and may be resold primarily pursuant to Rule 144 under the Act.

4. Transfer of Shares. All Shares issued by the Company pursuant to this Stock Agreement shall be duly authorized, fully paid and non-assessable.

     In witness whereof, the parties have caused this Stock
Agreement to be signed effective October 30, 1998.

Company:                        Recipient:

SunVest Resorts, Inc.           ________________________________

by:                             ________________________________
    __________________________                Print Name
Title:
       _______________________
                                Address:
                                ________________________________
                                ________________________________
                                ________________________________

                          Exhibit A

Recipient                    Stock
                             100 Shares of Common Stock of
                             SunVest Resorts, Inc.

________________________________________________________________
EXHIBIT 10.1 CONSENT OF HIXSON, MARIN, POWELL & DESANCTIS, P.A.,
CPA'S
________________________________________________________________
            HIXSON, MARIN, POWELL & DESANCTIS, P.A.
                  CERTIFIED PUBLIC ACCOUNTANTS
      DAVID L. HIXSON, C.P.A. * RAYMOND F. MARIN, C.P.A.
     DONALD F. POWELL, C.P.A. * PETER V. DeSANCTIS, C.P.A.

16100 N. E. 10th AVENUE, SUITE B              3300 PGA BOULEVARD
NORTH MIAMI BEACH, FL 33162             GARDENS PLAZA, SUITE 601
DADE: (305) 944-7001                PALM BEACH GARDENS, FL 32410
BROWARD: (854) 920-1311                      TEL: (561) 824-5700
FAX: (305) 944-6637                          FAX: (561) 824-5702

RESPOND TO: []                                    RESPOND TO: []

       CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


SunVest Resorts, Inc.
Hollywood, Florida

We hereby consent to the use in this Registration Statement on Form 10-SB of our report dated June 15, 1999, relating to the financial statements of SunVest Resorts, Inc., Hollywood, Florida, and to the reference to our Firm under the caption "Experts" in such Registration Statement.

 /s/ Hixson, Marin, Powell & DeSanctis, P.A.
--------------------------------------------
HIXSON, MARIN, POWELL & DESANCTIS, P.A.

November 19, 1999
North Miami Beach, Florida